FORWARD-LOOKING INFORMATION

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, but not limited to, Fording Canadian Coal Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2007 Compared with 2006, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Key Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements and Key Risks and Uncertainties.

2 • 2007 Annual Review	Forward-Looking Information

CHAIRMAN’S MESSAGE TO UNITHOLDERS

Dear Unitholders:

January 1, 2008 was the first anniversary of Fording’s reincarnation as a royalty trust. The purpose of converting was to provide unitholders with increased liquidity by eliminating restrictions on foreign ownership thereby broadening the market for your units. Over the course of 2007, both foreign ownership and trading volumes increased.

During the summer of 2007 we completed the sale of NYCO, our industrial minerals business, making Fording a pure play in metallurgical coal, a commodity for which there is no forward market. The sale allows management to focus its skill and attention on the single business for which it is best suited, an outcome that I believe further contributed to increased demand and market liquidity for your units.

Our distribution reinvestment plan, which currently provides investors with an opportunity to acquire units at a slight discount to market price, provided us with approximately $50 million to help fund our capital expenditures. Approximately 17% of our unitholders elected to receive units under the plan, which commenced in the first quarter of 2007.

An improving outlook for the price of metallurgical coal had a very positive effect on unit prices. Contracts for the 2007 coal year were settled at prices below those of 2006 and it was believed that they might fall further or at best remain unchanged in 2008. However, as the year progressed demand continued to increase, anticipated new supply did not materialize and flooding in Australia reduced available supply. As I write this letter, there are reports almost daily that suggest metallurgical coal prices could increase dramatically in 2008. Although we may not see higher prices before late in the second quarter they represent good news for distributions.

On the other hand, the rising Canadian dollar will act to offset rising coal prices in 2008 by reducing our Canadian dollar revenue. At the end of 2006 our dollar was trading at less than 0.90 cents US. During 2007 it traded as high as $1.10 US and today it is trading around par. While the upward move in our dollar is significant, its negative effect on distributions will likely be more than offset by the much higher metallurgical coal prices anticipated for the 2008 coal year.

Late in 2007, your Trustees and Board of Directors decided to explore strategic alternatives that may be available to the Trust to maximize value for its unitholders. This decision was undertaken in response to pending changes in the taxable status of income trusts in 2011; increasing consolidation in the trust and mining and metals sectors; and a growing gap between coal demand and supply.

Events of 2007, including those mentioned above, produced a total return on Trust units of almost 70% compared to a loss of 30% in 2006. This year’s per unit return comprises distributions of $2.43 plus an increase in market value from $24.05 to $38.38. As you look ahead, I believe it is important to remember the strong link between unit prices and metallurgical coal prices and that more than 25 years of high quality metallurgical coal reserves underpin the Trust’s future sales.

In closing, I would like to thank all Elk Valley Coal employees for their dedication, hard work and performance in 2007. The Trustees and Board of Directors have complete confidence in their desire and ability to serve you, the unitholder, well in the year ahead.

Respectfully submitted on behalf of the Trustees and Board of Directors,

MICHAEL GRANDIN
Chairman and CEO
Fording Canadian Coal Trust

Chairman’s Message to Unitholders	2007 Annual Review • 3

PRESIDENT’S MESSAGE TO UNITHOLDERS

Dear Unitholders:

Last year at this time, I concluded my message by describing the current global commodities phenomenon as a “saw-toothed boom”. Today, the market situation for our steel making coal products might be more aptly described as a “sabre-toothed boom”. Massive flooding in Australia during January and February of this year is squeezing what was already an extremely tight metallurgical coal market. When you add in a far stronger Canadian dollar, hints of a recession in the United States and potential mergers amongst the largest mining companies in the world, a picture of volatility emerges like never seen before in the metallurgical coal industry. The current price discussions are uncharted territory for sellers and buyers alike. Prices for thermal and PCI (pulverized coal injection) coals are at record highs. It is during these times of great uncertainty that we must keep our core values intact, we must demand fair market value for our products and we must continue to stay the course and deliver consistently high quality products.

Notwithstanding the short-term supply issues, demand for metallurgical coal has been growing steadily with most of the global steel industry operating at maximum capacity. The steel industries in high growth countries like Brazil, Russia, India and China are struggling to keep pace. For steel making raw materials this means very strong growth in the short term with increased chances of significant fluctuations in the longer term. But what does all of this mean for Fording Canadian Coal Trust and its primary asset Elk Valley Coal?

I think this question can be best answered in units of time. In terms of months, our customers are struggling to secure sufficient coal supplies and every tonne we can deliver will be significant to them. While we are not in a position to rapidly increase our production, we began the year with significant inventory at our mines. This needs to be moved to the ports, loaded onto waiting vessels and delivered to our customers. Simply put, we need more trains hauling more coal to bring mine inventories down. Our logistics team is working diligently with our rail service provider to resolve this issue.

In terms of one to two years, we need to continue to maximize production while respecting the long term value of our resources. We need to execute our mine plans with precision to ensure that our efforts to capture short term opportunities do not jeopardize our longer term future. Attraction and retention of quality people for all facets of our business will be key drivers of success. Transportation will remain a major challenge for us and again, we must work diligently with our transportation service providers to ensure that the mines, the ports and the railway all contribute to supply chain optimization.

In terms of three years and beyond, the Trust has already announced that Elk Valley Coal is increasing its capital expenditure program over the next five years. These increased capital expenditures will help mitigate the challenges caused by changing mining conditions and will provide opportunities for incremental production increases. Our focus remains on the long term, where we believe the outlook is favorable, even in light of increasing volatility. Blast furnace operations will continue to dominate the steel producing landscape for the foreseeable future and metallurgical coal will remain in demand. This long term focus will require us to remain vigilant in controlling our costs to be profitable into the future when coal prices fluctuate or if the Canada dollar remains strong.

At Elk Valley Coal we are committed to living our vision and mission statements:

Vision Statement

“Elk Valley Coal will be a leader in the metallurgical coal industry; trusted and valued by our customers, our investors, our employees and our communities.”

4 • 2007 Annual Review	President’s Message to Unitholders

Mission Statement

“Steel shapes the rapidly changing world; creating growth and volatility in metallurgical coal markets. At Elk Valley Coal our mission is to deliver a standard of product and service excellence that is highly valued by our customers.

We will shape our destiny by harnessing knowledge and innovation, operational excellence and visionary corporate citizenship. Leadership and integrity will provide safety, opportunity and reward for all Elk Valley Coal stakeholders.”

These words are embodied in our commitment to our people, our customers, our communities and our environment. Every business day begins and ends with safety, one of our core business values. Sustainability is another core business value. By contributing to the communities in which we operate, by being responsible stewards of the lands on which we mine, and by consulting with all stakeholders from first nations to local businesses, Elk Valley Coal respects its social license to operate. Our commitment was recently recognized when our Fording River Operations received the 2007 Mining and Sustainability Award from the Mining Association of British Columbia and the Ministry of Energy, Mines and Petroleum Resources.

While we are extremely proud of these types of awards, we are even more proud of the employees whose actions each and every day make such recognition possible.

Sincerely,

BOYD PAYNE
President
Fording Canadian Coal Trust

President’s Message to Unitholders	2007 Annual Review • 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Trust

This management’s discussion and analysis, dated March 14, 2008, is a year-over-year review of the activities, results of operations, liquidity and capital resources of the Fording Canadian Coal Trust (the Trust) and its subsidiaries on a consolidated basis. The Trust is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. Its units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG). The Trust is not a trust company and it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. References to “we”, “us” and “our” in this management’s discussion and analysis are to the Trust and its subsidiaries.

The Trust was formed in connection with a plan of arrangement effective February 28, 2003 (the 2003 Arrangement). Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation). Effective August 24, 2005, the Trust reorganized its structure by way of a plan of arrangement (the 2005 Arrangement) under which substantially all of the assets of the Corporation were transferred to a new entity, Fording Limited Partnership (Fording LP), and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interest in Elk Valley Coal Partnership (Elk Valley Coal) previously held by the Corporation.

Effective January 1, 2007, the Trust reorganized into a royalty trust. As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of the units of the Trust. The reorganization into a royalty trust did not change the distribution policy of the Trust or affect the amount of cash available for distribution to unitholders.

The Trust is a flow-through structure and under currently applicable Canadian income tax regulations all taxable income of the Trust is distributed to the unitholders without being taxed at the Trust level. The Trust does pay mineral taxes and Crown royalties to the provinces of British Columbia and Alberta. On June 22, 2007, the Federal Government of Canada enacted changes to Canadian income tax regulations that will result in the taxation of income and royalty trusts that were publicly traded as of October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.

The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

The principal asset of the Trust is its 60% interest in Elk Valley Coal, which was created in connection with the 2003 Arrangement. Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Fording Inc. (the public company that was the predecessor of the Trust prior to the 2003 Arrangement), Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures. Elk Valley Coal produces and distributes metallurgical coal from six mines located in British Columbia and Alberta, Canada. The Trust accounts for its interest in Elk Valley Coal as a joint venture using the proportionate consolidation method. Until June 2007, the Trust also held a 100% interest in NYCO, which mined and processed wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

6 • 2007 Annual Review	Management’s Discussion and Analysis

At the time of the 2003 Arrangement, the Trust held a 65% interest in Elk Valley Coal and Teck Cominco held the remaining 35%. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies realized from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. The partners agreed that the synergy objectives were achieved and, as a result, the Trust’s interest in Elk Valley Coal was reduced to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006. We accounted for the estimated effect of the 5% reduction of our interest in Elk Valley Coal in the second quarter of 2004, including an estimate of additional distribution entitlements to be received from Elk Valley Coal through March 31, 2006. The additional distribution entitlements received from Elk Valley Coal since March 31, 2004 were included in the Trust’s cash available for distribution over the period ending March 31, 2006.

The information in this management’s discussion and analysis should be read together with the consolidated financial statements, the notes thereto and other public disclosures of the Trust. Additional information relating to the Trust, including our annual information form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Trust’s website at www.fording.ca. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These principles conform in all material respects with GAAP in the United States, except as disclosed in note 17 to the consolidated financial statements.

We report our financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Elk Valley Coal Partnership

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. We are dependent upon Teck Cominco as managing partner of Elk Valley Coal and there is some risk to us should any conflict arise between the Trust, Elk Valley Coal and Teck Cominco. Should Teck Cominco not fulfill its obligations under the agreement governing Elk Valley Coal, fail to manage the business and affairs of Elk Valley Coal in a prudent manner or should conflicts of interest arise, there could be adverse effects on the amount of cash available for distribution to unitholders.

Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal used primarily for making coke by integrated steel mills, which account for substantially all global production of primary (i.e. unrecycled) steel. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six active mining operations. The Fording River, Coal Mountain, Line Creek, Elkview and Greenhills operations are located in the Elk Valley region of southeast British Columbia. The Cardinal River operation is located in west-central Alberta.

The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest. Elk Valley Coal holds, directly and indirectly, a 95% general partnership interest in the Elkview Operation.

Management’s Discussion and Analysis	2007 Annual Review • 7

Elk Valley Coal also owns numerous coal resources in British Columbia as well as a 46% interest in Neptune Bulk Terminals (Canada) Ltd. (Neptune Terminals), a coal loading facility located in North Vancouver, British Columbia.

NYCO

NYCO consisted of our former subsidiaries that operated wollastonite mining operations in New York State and Mexico and a tripoli mining operation in Missouri. In June 2007, we sold our interest in NYCO for cash proceeds of approximately $37 million, net of withholding taxes. Estimated income taxes owing on the net proceeds are $6 million. The distributable proceeds from the sale of NYCO, net of income taxes paid and payable, of $31 million, or $0.21 per unit, were included in cash available for distribution in 2007.

NYCO is presented as a discontinued operation in the accompanying consolidated financial statements.

NON-GAAP FINANCIAL MEASURES

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, income before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts, and the average realized Canadian dollar sales prices if realized gains and losses on foreign exchange forward contracts were included in revenues in 2007, that are not measures recognized under GAAP in Canada or the United States and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position, and provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Cash available for distribution is the term used by us to describe the cash generated from our investments during a fiscal period that is available for distribution to unitholders. Actual distributions of cash to unitholders are made in accordance with our distribution policy.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Income before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts is a non-GAAP measure of earnings. It adds back to net income determined in accordance with GAAP the impact of future taxes and unrealized gains or losses on foreign exchange forward contracts, which are non-cash and may be subject to significant change until realized, as well as unusual items that are significant and not expected to be recurring.

CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate disclosure controls and procedures as well as adequate internal control over financial reporting. Disclosure controls and procedures are designed to ensure that information required to be disclosed in U.S. filings is recorded, processed, summarized and reported within appropriate time periods. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting

8 • 2007 Annual Review	Management’s Discussion and Analysis

purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control.

As an inter-listed trust, we are subject to the laws, rules and requirements of both Canada and the United States and the TSX and NYSE, including the requirement that we evaluate the effectiveness of both our disclosure controls and procedures and our internal control over financial reporting. As of December 31, 2007 an evaluation of the disclosure controls and procedures was carried out under the supervision of and participation of management. Based on that evaluation, management determined that disclosure controls and procedures are effective. Management, with the participation of our president and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set out in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007 based on the criteria set out in Internal Control — Integrated Framework issued by COSO.

OVERVIEW

Highlights

(millions of Canadian dollars, except as noted)	2007	2006	2005

Revenue	$1,427.3	$1,798.2	$1,829.9
Income from operations	308.2	682.9	776.2
Net income from continuing operations	322.5	542.9	834.3
Add (deduct):
Future income tax expense (reversal)	73.0	9.2	(97.0)
Unrealized gains on foreign exchange forward contracts	(38.7)	-	-
Change in accounting standards for in-process inventory	-	31.7	-
Gain from reduction of interest in Elk Valley Coal	-	-	(5.4)
Gain on issuance of partnership interest	-	-	(27.2)

Net income from continuing operations before unusual
items, future income taxes and unrealized gains or
losses on foreign exchange forward contracts	$356.8	$583.8	$704.7

Cash available for distribution	$348.9	$617.8	$721.6
Distributions declared	$358.8	$610.2	$700.6

Net income from continuing operations per unit	$2.18	$3.69	$5.68
Net income from continuing operations per unit before
unusual items, future income taxes and unrealized
gains or losses on foreign exchange forward
contracts	$2.41	$3.97	$4.79

Cash available for distribution per unit	$2.36	$4.20	$4.91
Distributions declared per unit	$2.43	$4.15	$4.76
Total assets	$1,086.8	$1,073.8	$1,182.6
Total long-term debt	$280.9	$312.5	$215.2

Coal sales - Trust’s 60% share (millions of tonnes)	13.6	13.6	14.5

Management’s Discussion and Analysis	2007 Annual Review • 9

Our financial results from 2005 through 2007 reflect successive decreases in U.S. dollar coal prices for the 2006 and 2007 coal years. Elk Valley Coal’s average selling prices decreased by 12% to approximately US$107 per tonne for the 2006 coal year, which ran from April 1, 2006 to March 31, 2007, and further decreased by 13% to approximately US$93 per tonne for the 2007 coal year. The strengthening of the Canadian dollar relative to the U.S. dollar and increases in Elk Valley Coal’s unit cost of product sold due primarily to significant inflation in the cost of mining inputs, including labour, contractor services, diesel fuel, tires and other consumables, also contributed to the decreases in income and cash available for distribution over this three-year period.

STRATEGY AND KEY PERFORMANCE INDICATORS

Strategy

Our goal has been to use our investment in Elk Valley Coal’s long-lived assets, which have a history of strong performance, to provide for distributions to our unitholders over the long term. On December 5, 2007, our Trustees announced that independent committees had been formed to explore and make recommendations regarding strategic alternatives that may be available to the Trust to maximize value for its unitholders. The independent committees were given a broad mandate to consider a wide range of alternatives including an acquisition of all of the Trust’s outstanding units by a third party, a sale of its assets, including its interest in Elk Valley Coal, a combination, reorganization or similar form of transaction or continuing with its current business plan. It is anticipated that no further announcements will be made regarding any strategic alternatives unless and until the Trustees determine disclosure of a material change is required.

Cash available for distribution is generated primarily from our investment in Elk Valley Coal and will be significantly affected by Elk Valley Coal’s success in executing its business plan over the long term. Elk Valley Coal’s vision is to be a leader in the global metallurgical coal industry; trusted and valued by its customers, its investors, its employees and its communities.

Key Performance Indicators

Key performance indicators for Elk Valley Coal are safety performance, quality control, unit transportation costs and unit cost of product sold, which includes material and clean coal productivities, plant yield, strip ratios and haul distances. Elk Valley Coal monitors and assesses lost time and medical aid incident frequencies and lost time incident severity. Quality indicators focus on the delivery of coal within established product specifications on a consistent basis. Mining improvements are measured by productivity gains in the mines. Sound environmental performance is demonstrated by controlling the impact of activities on the environment through work practices and complying with or exceeding applicable laws and regulations. Elk Valley Coal continuously reviews and monitors these performance indicators.

NATURE OF OPERATIONS

The Steel and Metallurgical Coal Industries

Integrated steel mills account for substantially all global production of primary (i.e. unrecycled) steel. Integrated steel mills depend on metallurgical coal and iron ore as the two primary inputs for making steel. There are three main categories of metallurgical coal. The categories are separated by reference to their chemical and physical properties. These differences, in turn, result in differentiation in pricing, which has become quite significant in recent years. Hard coking coals form high-strength coke, semi-soft coking coals produce coke of lesser quality and pulverized coal for injection is used for its heat value and is not

10 • 2007 Annual Review	Management’s Discussion and Analysis

typically a coking coal. Semi-soft and pulverized coals normally have lower sales values compared with hard coking coal due to marked differences in quality and broader availability. Recent trends in coal marketing and purchasing have led to the stratification of hard coking coals into quality groupings based on their chemical and physical properties, with prices varying significantly between these groups. The highest-quality hard coking coals are relatively scarce and, accordingly, command the best prices. A key strategic priority for Elk Valley Coal is to maximize the quality and consistency of its products so that it continues to produce hard coking coals that are classified within the highest-quality groupings.

The demand for hard coking coals is closely correlated with the steel production of integrated steel mills. However, other factors can influence demand. The substantially lower pricing for semi-soft and pulverized coals encourages integrated steel mills to substitute these coals, to the extent their processes allow, in an attempt to reduce the total cost of steel production. This substitution tends to have technical limits. Use of semi-soft coals reduces the productivity of coke ovens and blast furnaces. Increased use of pulverized coals reduces overall coking coal requirements but, in turn, necessitates the use of higher-quality hard coking coals. Therefore, substitution can increase when the steel mills operate at lower rates of productivity and when the price differential between hard coking and other coals widens. There is also an impact on hard coking coal demand when steel mills purchase supplies of finished coke. Approximately two-thirds of the hard coking coal needs of integrated steel mills and other producers of coke are met by domestic production or by production delivered overland. The remaining needs are satisfied by importing hard coking coal through seaborne trade.

There are currently no technologically feasible and cost-effective alternatives to using coking coal in the steel-making process. Changes to the steel-making process tend to occur gradually. Research into alternative technologies has been ongoing for many years, but to date the alternatives to using coking coal, such as direct smelting or hydrogen-reduction technologies, have generally not been feasible or cost-justified on a large commercial scale. However, the high prices and limited supplies of hard coking coals that have been experienced in recent years, combined with public pressure and government action to reduce carbon dioxide emissions, are expected to place increased focus on alternative technologies in the future. Alternative technologies may eventually displace some of the demand for hard coking coal, although the time frame for this change is expected to be relatively extended.

The demand side of the seaborne hard coking coal market is more fragmented than the supply side; however, the major steel producers have historically formed both formal and informal alliances to improve their bargaining leverage. In addition, there has been a trend toward consolidation among steel producers in recent years. In particular, the Mittal Group has acquired a number of other steel producers and has created the world’s largest steel company. Industry consolidation generally increases the purchasing power and bargaining strength of these customers although, recently, other factors including strong demand and perceived shortages of supply have sustained hard coking coal prices at historically high levels.

Since 2003, global steel production, and hence the demand for hard coking coal, has grown dramatically, driven primarily by rapid industrialization and economic development in the emerging economies of China, India, Russia and Brazil, commonly referred to as the “BRIC” countries. This is in contrast to the many years of relatively stable demand and stagnant prices for steel and hard coking coal that preceded 2003. The rapid development of the BRIC countries is expected to further increase the volatility of the global steel and hard coking coal markets in the future because these countries will likely experience sudden and irregular swings in their economic development. Accordingly, we expect to experience increased volatility in our financial results in future years. A strategic priority for Elk Valley Coal is to position itself so that it can react appropriately and efficiently to sudden fluctuations in demand and prices. This will generally require increased flexibility across all of Elk Valley Coal’s business operations. For example, increased flexibility in its mine plans is required so that production levels and product mix can be adjusted more quickly in response to changing market conditions. It is anticipated that, going forward, Elk Valley Coal’s marketing strategies will be developed based on a presumption of increased

Management’s Discussion and Analysis	2007 Annual Review • 11

volatility in sales prices and volumes. Also, flexibility in financing structures will be needed to accommodate the fluctuations and volatility in cash flows that may occur during these cycles.

China, in particular, is a key influence on the global steel and hard coking coal markets. The significant construction boom in China has required it to dramatically increase its domestic steel production capacity. China does not currently import a significant amount of seaborne hard coking coal because the requirements of its domestic steel mills can generally be met by Chinese coal producers and imports from Mongolia. In fact, China is the world’s largest producer of metallurgical coal, but it does not currently export significant quantities because domestic demand is so strong. However, an economic downturn in China could potentially cause its exports of hard coking coal to increase in the future. Elk Valley Coal does not currently sell significant quantities of coal to China, but it has benefitted indirectly from the growth in China because it sells coal to the large integrated steel mills elsewhere in Asia that help supply the Chinese market.

Competitive Position

Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world, with approximately 15% of the global seaborne market in 2007. The other main producing regions of seaborne hard coking coal are Australia and the United States. The principal competitors to Elk Valley Coal are Australian producers and include the BHP Billiton/Mitsubishi Alliance, Anglo American Plc./Mitsui & Co. Ltd. and Xstrata Plc. New sources of supply of hard coking coal from Australia are expected to come into the market over the next few years. While not all of these new sources are expected to produce the highest quality hard coking coal, the supply will compete directly with some of Elk Valley Coal’s products.

Undeveloped reserves of high-quality metallurgical coal have been identified in Mongolia, Russia, Mozambique and other locations. These reserves have the potential to add a significant amount of supply in the longer term. There are significant economic, logistical and political challenges involved in developing these new reserves; however, the historically high prices and relative scarcity of high-quality hard coking coal experienced in recent years increases the likelihood that some of these high-quality deposits will be developed.

Nearly all of Elk Valley Coal’s production is hard coking coal, including a high proportion of high-quality hard coking coal products and a range of other products. Generally, these coal products are comparable in quality with those of Elk Valley Coal’s competitors and perform well when blended by customers with other coals. The varying chemical and physical properties of its coal products, their relative supply and demand in the marketplace and any differences in ocean freight costs into various markets result in differentiation in pricing between Elk Valley Coal’s various hard coking coal products. In response to trends toward increased stratification of hard coking coal qualities and, therefore, prices, Elk Valley Coal is producing products and structuring its operations to preserve the value of its highest-quality coals. Approximately 10% of Elk Valley Coal’s production is sold as thermal coal or as pulverized coal to steel mills.

On the whole, the cost of production for Elk Valley Coal is competitive with that of the average Australian producer. However, that competitive position can depend on a number of factors, including the type of operations of a particular competitor and foreign currency exchange rates. Elk Valley Coal operates in mountainous regions whereas Australian metallurgical coal production is generally from open-pit mines in non-mountainous terrain using dragline and truck and shovel methods, or from underground operations. Metallurgical coal production in the United States is generally from underground operations in the eastern states.

Transportation costs, including rail and port services, are significant to Elk Valley Coal and generally determine its competitiveness. Rail costs are high in comparison to Elk Valley Coal’s primary competitors in Australia because most of its coal is shipped through difficult terrain to west-coast ports that are over

12 • 2007 Annual Review	Management’s Discussion and Analysis

1,100 kilometres from its mines. However, rail costs are also high because there are no cost-effective alternatives to Elk Valley Coal’s rail service providers, which impacts its ability to negotiate competitive rates and service levels. These factors, combined with its high port costs, place Elk Valley Coal at a competitive disadvantage and result in it being a relatively high-cost producer compared with its peers in the global metallurgical coal industry. As a higher cost producer, Elk Valley Coal is subject to greater risks in a highly competitive market. Australian producers generally have a marked cost advantage over Elk Valley Coal because their mining operations are located much closer to tidewater, the rail lines run through more even terrain and because there are competitive mechanisms for rail service.

Operating the Business

Selling coal

Elk Valley Coal currently has approximately 45 customers around the world. Most of its customers are integrated steel mills, the largest of which are located in South Korea and Japan. A breakdown of sales revenue by geographic region is as follows:

Elk Valley Coal sales by region (%)	2007	2006	2005

Asia	47	45	45
Europe	33	35	34
North America	14	11	13
South America	6	9	8

Elk Valley Coal sells substantially all of its coal pursuant to evergreen contracts or long-term supply agreements. Evergreen contracts allow for pricing of specified volumes of coal to be set annually and require one or two year’s notice of termination by either party. Long-term supply agreements provide for the purchase of specified volumes of coal each year for a specified number of years, but allow prices to be set annually. Historically, less than 10% of Elk Valley Coal’s sales have been based on spot market prices, which is typical for the seaborne hard coking coal market. Coal is generally priced on an annual basis for the 12-month period that starts April 1, referred to as the coal year. In other cases, coal is priced on a calendar year basis or another 12-month period that differs from the typical coal year.

Evergreen contracts and long-term supply agreements have traditionally been used to reduce some of the risk associated with sales and production volumes by providing more certainty and stability of sales volumes from year to year. However, within the calendar year the timing of coal sales is largely dependent on customers as they determine when vessels are nominated to receive shipments and it is not unusual for some sales volume to be carried over from one coal year into the next. In recent years, the amount of this carryover has increased. A strategic priority for Elk Valley Coal is to negotiate contract volumes that are more consistent with each customer’s underlying buying patterns in order to improve predictability.

The usual terms of sale for seaborne coking coal result in customers taking title to coal once it is loaded onto vessels at the shipping port. Elk Valley Coal’s customers typically arrange and pay for ocean freight and off-loading from vessels at the destination port. In some cases, Elk Valley Coal pays these costs, selling the coal on terms such that title to the coal transfers at the shipping destination. Higher prices are negotiated for these sales to cover the ocean freight rates and the costs of ocean freight are reflected in transportation costs.

Transporting coal

Elk Valley Coal transports approximately 90% of its coal to ports in Vancouver, British Columbia utilizing two rail service providers. Canadian Pacific Railway Limited (Canadian Pacific) provides services to the five operations in the Elk Valley region in southeast British Columbia, and Canadian National Railway Company (Canadian National) provides services to the Cardinal River operation in west-central Alberta.

Management’s Discussion and Analysis	2007 Annual Review • 13

There are currently no cost-effective alternatives to these providers for the volume of coal produced by these mines, which affects Elk Valley Coal’s ability to negotiate competitive service rates. Elk Valley Coal has a five-year agreement with Canadian Pacific for the westbound movement of its coal, which expires in March 2009. The rates under the agreement consist of a base rate and premiums if U.S. dollar coal prices and West Texas Intermediate crude oil prices are within certain parameters. The agreement with Canadian National expires in January 2009 and consists of a base rate plus a fuel surcharge.

Westshore Terminals in Vancouver handles most of the shipments loaded onto vessels. Neptune Terminals in North Vancouver, which is 46% owned by Elk Valley Coal, loads the balance of west-coast shipments. There are generally no cost-effective alternatives to these port facilities. Loading agreements with Westshore Terminals expire in March 2010 for the Elkview operation and in March 2012 for the Fording River, Greenhills and Coal Mountain operations. The agreement with Westshore Terminals for the Line Creek operation expired on March 31, 2007 and Elk Valley Coal is currently shipping under interim arrangements. The loading costs under the Westshore Terminals contracts are partially linked to the average Canadian dollar price that Elk Valley Coal receives for coal. Loading rates for Neptune Terminals are based on the actual costs allocated to the handling of coal at that facility.

Charges for demurrage by vessel owners for waiting times are incurred if there are loading problems or scheduling issues at the port or if there is a shortage of the specified coal at the port because of, for example, weather problems that interfere with the transportation of coal. Recently, vessel demurrage costs have increased significantly due to higher demurrage rates being charged by vessel owners as well as longer vessel wait times due to low inventories at the ports resulting from shortfalls in rail shipments. Ocean freight rates, including vessel demurrage rates, have increased significantly due to strong global demand for shipping services and rising fuel costs. Rising ocean freight rates, other than vessel demurrage rates, have little direct impact on Elk Valley Coal because the customer generally pays the ocean freight (either directly or through higher negotiated coal prices). Rising ocean freight costs can have an adverse indirect effect on Elk Valley Coal’s competitiveness, however, because it increases the overall cost of its products, which could make other suppliers that are geographically closer to the customer more attractive.

Approximately 10% of coal shipments are eastbound and delivered to North American customers by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario. Canadian Pacific handles Elk Valley Coal’s eastbound rail transportation under a contract that expires in December 2009.

The impact of the variability of our rail and port contracts with coal prices in the 2008 calendar year is estimated to be approximately $0.05 of additional transportation cost for each $1.00 change in the average Canadian dollar coal prices above $100 per tonne.

Mining coal

Elk Valley Coal employs conventional open-pit mining techniques using large haul trucks and electric or hydraulic shovels. Overburden rock is drilled and blasted with explosives and is then loaded onto trucks by shovels and hauled outside of the mining area. Once the overburden is removed, the raw coal is typically recovered from the seam by bulldozers and is loaded onto haul trucks by front-end loaders and shovels for transport to the coal preparation plants. These plants employ breakers, which size the raw coal and remove large rocks, wash the raw coal of ash and impurities using conventional techniques and then dry the clean coal using dryers that utilize coal or natural gas for fuel.

Movement of rock overburden constitutes a significant portion of the unit cost of product sold because considerably more rock overburden must be blasted and moved outside of the active mining area compared with the volume of coal recovered from the underlying seams. Typically, more than 20 tonnes of rock must be moved for every tonne of coal produced, which equates to a strip ratio of approximately 8-9 bank cubic metres of rock overburden moved for each tonne of clean coal produced. Certain key variables are carefully managed with a view to the long-term economic viability of the coal reserve.

14 • 2007 Annual Review	Management’s Discussion and Analysis

The strip ratio is the average volume (bank cubic metres) of rock that must be moved for each tonne of clean coal produced and can vary from period to period around a long-term trend. The strip ratio impacts the size of the mining fleet, plant productivity and the cost of mining inputs such as labour, tires and fuel. A lower strip ratio normally reduces the unit cost of product sold.

The haul distance is the one-way distance the trucks, on average, have to travel to move the overburden. The haul distance impacts the size of the mining fleet, productivity in the mine and the cost of mining inputs such as labour, tires and fuel. Shorter haul distances normally result in lower cost of product sold.

Total material productivity is a measure of operational efficiency, stated in the volume of rock and coal moved per eight-hour work shift. Higher productivity, which depends on such things as mine design, employee levels, size of the mining fleet, haul distance and equipment availability and capacity, normally reduces the unit cost of product sold.

Changing technology and the use of larger equipment can reduce mining costs and increase productivity, which could make mining areas with higher strip ratios or longer haul distances economic and increase recoverable coal. The outlook for hard coking coal prices also helps to determine which strip ratios and haul distances can be economic. Mining costs are also impacted by the cost of various inputs such as labour, maintenance, fuel and other consumables. There has been significant inflation in mining input costs in recent years. Western Canada has been experiencing an economic boom and Elk Valley Coal operates in a very tight labour market. The availability of employees and contractors has been constrained, which has placed upward pressure on costs. The prices of diesel fuel and haul truck tires, which are major cost drivers for Elk Valley Coal, have also risen significantly.

The estimated physical mining capacity of Elk Valley Coal (including only its share of production from the Greenhills operation) for 2008 is approximately 25 million tonnes, which is down from 26 million tonnes reported in 2006. Capital expansion projects at the Elkview, Cardinal River and Fording River operations that were substantially completed in 2004 and 2005 were undertaken with the belief that the projects would increase Elk Valley Coal’s physical mining capacity to approximately 30 million tonnes by 2007. Subsequent adverse changes in assumptions regarding future mining conditions, particularly at the Fording River and Elkview operations, have resulted in less physical mining capacity than was originally anticipated when these expansion projects were undertaken.

The physical mining capacity is based on current long-range mine plans, which reflect expectations for a number of physical considerations such as strip ratios, haul distances and the size of the mining fleet. Changes to mine plans, for example, to respond to market factors or geological issues, can affect physical capacity. Elk Valley Coal’s current long-range mine plans include higher strip ratios and longer haul distances over the next several years.

Effective capacity can be influenced by product requirements and other factors such as labour and contractor availability, rail and port performance and parts supply. For example, in recent years the lack of readily available haul truck tires constrained Elk Valley Coal’s effective capacity to approximately 25 million tonnes. During 2007, rail transportation problems further constrained Elk Valley Coal’s effective capacity. Elk Valley Coal is currently operating in a very tight labour market and there are critical shortages of skilled trades people and experienced equipment operators in western Canada, which may restrict its effective capacity in the future.

Based on current long-range mine and capital spending plans, Elk Valley Coal expects its physical mining capacity to gradually increase to approximately 27 million tonnes by 2010. However, effective capacity may be constrained over this period unless the frequency and timeliness of rail shipments increases from 2007 levels and the availability of haul truck tires improves.

Coal preparation plant processing includes the washing and drying of coal for sale. Washing coal removes impurities such as rock and ash. Drying the coal after washing reduces the moisture level of the

Management’s Discussion and Analysis	2007 Annual Review • 15

coal in order to meet customers’ specifications. Certain key variables related to processing coal are also carefully managed with a long-term view to optimal mine operations.

The percentage of clean product recovered compared with the amount of raw coal processed is referred to as plant yield. The yield achieved is a function of the physical characteristics of raw coal being processed and the amount of ash and impurities in the raw coal. In the cleaning process, ash in the raw coal is removed to acceptable levels for the production of coke for the steel-making process. Generally, a higher yield lowers the unit cost of product sold.

Clean coal productivity is a measure of the overall operational efficiency of the coal preparation plant and minesite operations. It is stated as the amount of clean coal produced per eight-hour work shift. In addition to factors that affect productivity in the mining operations, productivity for coal preparation plants is dependent upon plant design and site employee levels.

Mining and plant equipment and other infrastructure must be maintained. Scheduled shutdowns of operations, which are typically built into our production plans, may be taken at various times throughout the year to provide for employee vacations and allow for maintenance activities. Generally, scheduled shutdowns occur in July and August, which adversely impacts production volumes and unit costs in the third quarter.

2007 COMPARED WITH 2006

Results of Operations (Trust’s 60% Share)

Volumes and prices	2007	2006	2005

Coal production (millions of tonnes)	13.5	13.1	15.4
Coal sales (millions of tonnes)	13.6	13.6	14.5
Average sales price (USper tonne)	$97.70	$113.10	$99.30
Average sales price [1]	$104.90	$132.50	$126.40

Operating results (millions of dollars)
Revenue	$1,427.3	$1,798.2	$1,829.9
Cost of product sold	562.0	532.3	469.2
Transportation	478.0	500.3	510.2
Selling, general and administration	20.0	23.4	17.2
Depreciation and depletion	49.8	49.2	47.5

Income from operations	$317.5	$693.0	$785.8

1 The average sales prices for 2006 and 2005 include the realized effects of our foreign exchange forward contracts of $4.20 per tonne in 2006 and $6.60 per tonne in 2005.

Revenues

Revenues decreased by 21% from $1.8 billion in 2006 to $1.4 billion in 2007 due to lower U.S. dollar coal prices and the effect of the stronger Canadian dollar relative to the U.S. dollar in 2007. Average U.S. dollar coal prices for 2007 calendar year decreased by 14% to US$97.70 per tonne as a result of successive decreases in prices for the 2006 and 2007 coal years.

The following graph presents Elk Valley Coal’s average U.S. and Canadian dollar coal-year prices for 2003 through 2007. The graph highlights the volatility in Elk Valley Coal’s average coal-year selling prices that has occurred since 2003 and assists with the explanations of revenue variances. Substantially all of Elk Valley Coal’s sales are denominated in U.S. dollars. The Canadian dollar equivalent prices are

16 • 2007 Annual Review	Management’s Discussion and Analysis

included in the graph to demonstrate the impact of general changes in the U.S./Canadian dollar exchange rate. The Canadian dollar equivalent prices presented in the graph exclude the effects of our foreign exchange forward contracts:

Elk Valley Coal believes that the global metallurgical coal markets have entered a period of unprecedented volatility. Elk Valley Coal’s prices for the 2005 coal year (April 1, 2005 to March 31, 2006) reached historically high levels of approximately US$122 per tonne, which was more than double the prices for the 2004 coal year. The 2005 coal year prices reflected the confluence of strong growth in demand for steel, driven largely by the rapid industrialization and economic development of China and the other BRIC countries, and coal production and delivery problems that constrained global supplies of hard coking coal at that time. Negotiations for the 2006 coal year were conducted under different circumstances. In late 2005, some integrated steel mills slowed deliveries of hard coking coal and substituted coals of lesser quality in response to the widening price gap between hard coking coal and semi soft coking coals. At the same time, the global supply of hard coking coal increased. As a result, prices came off historically high levels and Elk Valley Coal’s average prices for the 2006 coal year declined by 12% to approximately US$107 per tonne.

Leading into the 2007 coal year negotiations, continuing substitution of lesser quality coals and increasing global supply of hard coking coal caused further downward pressure on prices and Elk Valley Coal’s average prices fell by a further 13% to approximately US$93 per tonne for the 2007 coal year. The 2007 coal year prices represented a significant decline relative to the 2005 coal year, but in comparison to the many preceding years of low prices and slow growth in demand, the 2007 coal year prices remained relatively high. During 2007, the global metallurgical coal markets shifted dramatically and by the end of 2007 the market was in tight supply because of growing demand and lower than expected growth in exports from Australian suppliers. In late 2007, spot sales of hard coking coal by other coal producers were occurring at very high prices as many integrated steel mills faced critically low inventories.

The average realized Canadian dollar coal price decreased by 21% to $104.90 per tonne in 2007. The decrease in the average realized Canadian dollar sales price was greater than the percentage decrease in the average U.S. dollar price because the Canadian dollar has strengthened significantly against the U.S. dollar and because of the change in accounting for our foreign exchange forward contracts. Our forward contracts are not designated as hedges under the new accounting standards for financial instruments that became effective on January 1, 2007 and, accordingly, realized gains or losses on the contracts are no longer included in revenues or in the average Canadian dollar sales price. Realized gains on the forward contracts in 2007 were $75 million, which were recorded as non-operating income. If these

Management’s Discussion and Analysis	2007 Annual Review • 17

realized gains had been included in revenue in 2007, the average realized sales prices would have been $110.40 per tonne.

The revenue variances for 2007 compared with 2006 are summarized in the following table:

(millions of Canadian dollars)

Revenue in 2006	$1,798
Variance attributed to lower U.S. dollar coal prices	(225)
Variance attributed to the change in the U.S./Canadian
dollar exchange rate	(94)
Realized gains on foreign exchange forward contracts
included in revenue in 2006	(58)
Variance attributed to coal sales volumes	6

Revenue in 2007	$1,427

Cost of Product Sold	2007	2006	2005

Coal sales (millions of tonnes)	13.6	13.6	14.5
Coal production (million of tonnes)	13.5	13.1	15.4
Cost of product sold (millions of dollars)	$562.0	$532.3	$469.2
Cost of product sold (per tonne)	$41.30	$39.20	$32.40

Cost of product sold includes expenses to move overburden and extract, clean and dry coal. It also includes other expenses such as engineering, exploration and the administration of the mine site, including head office costs related to operations. It excludes transportation costs, selling, general and administration costs such as the costs of marketing products, commissions on sales and certain head office costs not related to the production of coal.

Operating statistics	2007	2006	2005

Total material moved (millions of bank cubic metres)	134.6	136.8	154.2
Strip ratio (bank cubic metres of waste rock per tonne of clean coal produced)	8.5	9.0	8.5
Haul distance (kilometres per haul)	3.4	3.1	2.8
Total material productivity (bank cubic metres per 8-hour work shift)	320.2	330.9	360.1
Plant yield (percent)	65	64	65
Clean coal productivity (tonnes of clean coal produced per 8-hour work shift)	33.4	32.8	37.4

Cost of product sold increased by $30 million, or 6%, over 2006 due primarily to higher input costs. The unit cost of product sold increased by 5%, or $2.10 per tonne, to $41.30 per tonne. The prices for diesel fuel, tires and other consumables increased for a number of reasons including higher crude oil prices, global shortages in the supply of haul truck tires and generally higher inflation. The cost of contractor services has increased due to strong demand for contractors in the booming western Canadian economy.

Production levels in 2007 were 4% higher than in 2006 in response to stronger demand from Elk Valley Coal’s customers, although production and sales levels were constrained by shortfalls in rail shipments during 2007. As a result, Elk Valley Coal ended 2007 with low inventories at the ports and relatively high inventories at the mines.

The benefit of lower strip ratios in 2007 was partially offset by longer haul distances. Strip ratios decreased and haul distances increased due to normal variations in mining conditions.

18 • 2007 Annual Review	Management’s Discussion and Analysis

Total material productivity has decreased by 11% since 2005 due largely to higher rates of employee turnover, which has reduced the average experience level of Elk Valley Coal’s employees and increased training requirements. The labour market in western Canada is very tight and there is strong demand for the skills possessed by Elk Valley Coal’s employees, particularly by oil sands projects. There is also a critical shortage of experienced equipment operators and skilled tradespeople generally. Longer haul distances also contributed to lower material productivity in 2007.

Transportation Costs	2007	2006	2005

Coal sales (millions of tonnes)	13.6	13.6	14.5
Transportation (millions of dollars)	$478.0	$500.3	$510.2
Transportation (per tonne)	$35.10	$36.90	$35.30

Transportation costs consist primarily of the cost of rail service to move coal to ports and port charges for the handling, storage and loading of coal onto vessels. Other costs include ocean freight that is the responsibility of Elk Valley Coal, demurrage charges for vessel waiting times and coal testing fees.

Transportation and other costs decreased by $22 million, or 4%, from 2006. Rail rates decreased in 2007, particularly for westbound shipments from the mines in the Elk Valley. Under the agreement with Canadian Pacific that expires in March 2009, the rates for the 2007 coal year, which commenced April 1, 2007, were based partly on Elk Valley Coal’s average U.S. dollar selling prices. The decrease in U.S. dollar prices for the 2007 coal year resulted in a decrease in the westbound rail rates paid to Canadian Pacific compared with the prior year.

Port rates decreased from 2006 levels due primarily to lower realized Canadian dollar coal prices, which affect loading rates charged by Westshore Terminals.

The benefits of lower rail and port costs in 2007 were partially offset by an increase in vessel demurrage costs due to longer vessel wait times and higher demurrage rates. Port inventories were at low levels during 2007 due to shortfalls in rail shipments, which resulted in longer vessel wait times and increased demurrage costs.

Other Income and Expenses

(millions of Canadian dollars)	2007	2006	2005

Interest expense	$(21.4)	$(18.8)	$(11.3)

Net foreign exchange gains (losses)	$31.0	$(5.6)	$4.2
Realized gains on foreign exchange forward contracts[1]	74.5	-	-
Unrealized gains on foreign exchange forward contracts[2]	38.7	-	-
Change in accounting policy for in-process inventory	-	(31.7)	-
Gain on issuance of partnership interest	-	-	27.2
Gain on corporate reorganization	-	-	5.4
Other	3.2	0.5	(1.8)

	$147.4	$(36.8)	$35.0

1	Realized gains or losses on foreign exchange forward contracts were included in revenues in 2006 and 2005 under previous accounting standards.
2	Unrealized gains or losses on foreign exchange forward contracts were not recorded in 2006 or 2005 under previous accounting standards.

The significant strengthening of the Canadian dollar during 2007 resulted in unrealized foreign exchange gains on our U.S. dollar-denominated long-term debt of $47 million. These unrealized gains were partially

Management’s Discussion and Analysis	2007 Annual Review • 19

offset by foreign exchange losses recorded on our U.S. dollar cash and accounts receivable balances, resulting in net foreign exchange gains of $31 million for the year compared with a net loss of $6 million in 2006.

In 2007, other income includes realized gains of $75 million on the foreign exchange forward contracts that matured during the year. Prior to 2007, realized gains and losses on the forward contracts were included in revenue because the contracts were designated as hedges under the previous accounting standards.

The fair value of our outstanding foreign exchange forward contracts as at December 31, 2007 was $39 million, which is recorded as an unrealized gain. Prior to 2007, we did not record unrealized gains or losses on our foreign exchange forward contracts under the previous accounting standards.

At the beginning of 2006, we adopted a new accounting standard for in-process inventory, which resulted in a non-cash charge to earnings of $32 million.

Income Taxes

	Years ended December 31

(millions of Canadian dollars)	2007	2006	2005

Current income tax expense (reversal):
Provincial mineral taxes and Crown royalties	$38.3	$75.5	$58.7
Canadian corporate income taxes	0.4	(0.3)	3.9

	38.7	75.2	62.6
Future income tax expense (reversal) :
Provincial mineral taxes and Crown royalties	$2.0	$9.2	$31.3
Canadian corporate income taxes	71.0	-	(128.3)

	73.0	9.2	(97.0)

Total income tax expense (reversal)	$111.7	$84.4	$(34.4)

Income tax expense includes a provision for British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal. Five of Elk Valley Coal’s six mines operate in British Columbia and are subject to British Columbia mineral taxes. Mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. The minimum tax of 2% applies to operating cash flows as defined by regulations. The maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13% and apply to Elk Valley Coal’s Cardinal River operations. The decreases in British Columbia mineral taxes and Alberta Crown royalties from 2006 correspond to the reduction in the taxable cash flows of Elk Valley Coal due primarily to lower sales prices and the effect of the stronger Canadian dollar against the U.S. dollar.

On June 22, 2007, the Federal Government of Canada enacted new legislation that will result in the taxation of income and royalty trusts that were publicly traded as of October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011. As a result, the Trust recorded a long-term future tax liability and non-cash charges to income tax expense totalling $71 million in 2007.

The future liability for corporate income taxes is based on estimated gross temporary differences of approximately $253 million that are expected to reverse after 2010, which, using an effective tax rate of 28%, results in a future tax liability of $71 million at year end. The temporary differences relate primarily to the difference between the net book value of our capital assets for accounting purposes and their tax

20 • 2007 Annual Review	Management’s Discussion and Analysis

basis. The estimates of temporary differences and the timing of their reversal after 2010 are complex and require significant judgment by management. These estimates may change in the future and the future tax liability and income tax expense may fluctuate as a result of changes in these estimates.

CASH AVAILABLE FOR DISTRIBUTION

Under the Declaration of Trust, we make quarterly distributions to unitholders. Distributions for any year must be sufficient to ensure the Trust is not liable for current corporate income taxes. Quarterly distributions are determined in advance of the end of each quarter at the discretion of the Trustees. If it is determined at the end of the taxation year that the distributions declared during the year were insufficient to eliminate our liability for corporate income taxes, then a non-discretionary supplemental distribution will be paid to the unitholders of record on the last day of the fiscal year in an amount sufficient to eliminate the liability. To the extent that cash is not available to pay a distribution sufficient to eliminate the current income tax liability, a distribution would be made in units of the Trust.

Cash available for distribution is the term we use to describe the cash generated from our investments during a fiscal period that is available for distribution to unitholders. Cash available for distribution is derived from cash flows from the operations of our subsidiaries, including our proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves.

Any non-cash working capital related to operations is excluded from the calculation of the cash available for distribution because normal, short-term fluctuations in non-cash working capital are not necessarily indicative of earnings and to include the changes would result in unwarranted volatility of cash available for distribution. Fluctuations in non-cash working capital are financed by available lines of credit of Elk Valley Coal and the Trust, as applicable.

Proceeds under our distribution reinvestment plan are excluded from the calculation of cash available for distribution.

Sustaining capital expenditures refers to our share of Elk Valley Coal’s expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of Elk Valley Coal’s management. Sustaining capital expenditures are typically financed from cash flow from operations and are deducted in determining cash available for distribution to Elk Valley Coal’s partners as they are paid in cash. The partnership agreement governing Elk Valley Coal requires the partners to finance their proportionate share of Elk Valley Coal’s sustaining capital expenditures to the extent that the actual expenditures for the year exceed the depreciation deductions that are available to the partners for tax purposes (referred to under Canadian tax laws as “capital cost allowance”) plus certain other tax deductions. The Trust will finance its share of the shortfall using equity or debt financing, such as proceeds from the distribution reinvestment plan or utilization of available bank credit lines.

The timing and amount of capital expenditures incurred by Elk Valley Coal can vary considerably from quarter to quarter and from year to year and will directly affect the amount of cash available for distribution to the Trust’s unitholders. Our cash distributions to unitholders may be reduced, or even eliminated at times, when significant capital expenditures are incurred or other unusual expenditures are made that cannot be funded by other sources.

Establishing cash reserves to meet, for instance, any short-term or long-term need for cash is a discretionary decision of Elk Valley Coal and any reserves would reduce cash available for distribution. Any cash reserves established at the Elk Valley Coal level would have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such reserves must be

Management’s Discussion and Analysis	2007 Annual Review • 21

authorized by a special resolution of the partners, and the partnership agreement requires Elk Valley Coal to make reasonable use of its operating lines for working capital purposes.

The Trust has little flexibility to claim certain deductions for income tax purposes due to the nature of the business of Elk Valley Coal and the maturity of its assets. Because the Trust must not be subjected to current income taxes under the Declaration of Trust, we have limited opportunity to establish cash reserves, including reserves aimed at mitigating the impact of fluctuating sustaining capital expenditures and to provide for the settlement of long-lived liabilities. We generally view long-term debt as an integral part of our long-term capital structure. Other long-term liabilities, including future taxes and our share of Elk Valley Coal’s pensions, other post-retirement benefits and asset retirement obligations, are expected to be settled in cash over time. The impact of the settlements, which may be significant, will reduce cash available for distribution as these liabilities are settled, unless the Trust elects to finance them using additional equity or debt, such as proceeds from the distribution reinvestment plan or utilization of available bank credit lines.

Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution, when used in this management’s discussion and analysis and our other disclosures, may not be comparable with similarly named measures presented by other trusts.

The cash available for distribution from our investments and the distributions made by the Trust in the past three years are set forth in the table below.

(millions of Canadian dollars)	2007	2006	2005

Current year:
Cash from operating activities	$387.1	$690.4	$632.8
Add (deduct):
Increase (decrease) in non-cash working capital	(17.9)	(40.6)	124.3
Sustaining capital expenditures, net	(46.5)	(26.0)	(38.8)
Capital lease payments	(1.6)	(1.8)	(2.2)
Proceeds from the sale of NYCO, net of taxes paid and payable	30.5	-	-
Other	(2.7)	(4.2)	5.5
Cash reserve	-	-	-

Cash available for distribution generated in the year	348.9	617.8	721.6
Distributable cash carried forward from prior years	15.7	8.1	(12.9)

Distributable cash, including amounts carried forward	364.6	625.9	708.7
Distributions declared during the year	(358.8)	(610.2)	(700.6)

Distributable cash carried forward to future years	$5.8	$15.7	$8.1

Per unit amounts:
Cash available for distribution generated in the year	$2.36	$4.20	$4.91
Distributions declared	$2.43	$4.15	$4.76

There are two elements to the sustainability of our distributions: magnitude and longevity. Our investment in a resource business means that our earnings and cash flows will be cyclical in nature. The impact of this cyclicality on cash available for distribution is immediate because of our flow-through structure and any cash reserves aimed at mitigating this variability in distributions may otherwise subject the Trust to current income taxes, which is not permitted. The degree of volatility of cash available for distribution will depend primarily on Elk Valley Coal’s product prices, production and transportation costs, capital expenditure requirements and the capacity to produce and sell product. Elk Valley Coal believes that the global metallurgical coal markets have entered a period of unprecedented volatility and our distributions are expected to fluctuate significantly in the future. The longevity of our ability to

22 • 2007 Annual Review	Management’s Discussion and Analysis

generate cash available for distribution is largely dependent upon the life of Elk Valley Coal’s reserves, the continuing relevance of its products in the marketplace and its cost competitiveness over the long term.

The Trust will become subject to corporate income taxes in 2011, which will directly reduce the amount of cash available for distribution beginning at that time.

FOURTH QUARTER 2007

Our fourth quarter net income from continuing operations decreased by 57% to $49 million compared with the fourth quarter of 2006 and our income from operations decreased by 71% to $43 million. These reductions were due primarily to lower U.S. dollar prices for the 2007 coal year, which commenced April 1, 2007, and the effects of the stronger Canadian dollar relative to the U.S. dollar in 2007.

Other items impacting net income from continuing operations in the fourth quarter were the decrease of $37 million in the unrealized gains on our foreign exchange forward contracts, which resulted from the maturity of contracts and realization of $44 million of gains during the quarter, and non-cash future income tax reversals of $11 million, which related primarily to a legislated reduction in the corporate income tax rates that will apply to the Trust beginning in 2011.

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $75 million in the fourth quarter compared with $116 million in the fourth quarter of 2006 and primarily reflects lower U.S. dollar coal prices for the 2007 coal year and a stronger Canadian dollar.

Cash available for distribution from our investments in the quarter was $75 million ($0.50 per unit) compared with $147 million ($1.00 per unit) in the fourth quarter of 2006. Distributions declared for the quarter were $0.53 per unit compared with $0.95 per unit for the fourth quarter of 2006.

Operations

Revenues for the quarter decreased by $97 million, or 23%, compared with the fourth quarter of 2006. Coal sales volumes of 3.6 million tonnes (Trust’s share) for the quarter were slightly higher than in the fourth quarter of 2006. Average U.S. dollar coal prices for the quarter decreased by 13% to US$92.70 per tonne as a result of lower prices for the 2007 coal year. The average realized Canadian dollar coal price decreased by 25% to $91.50 per tonne for the quarter.

Elk Valley Coal’s unit cost of product sold increased by 10% to $40.00 per tonne for the fourth quarter of 2007 compared with $36.40 per tonne in the fourth quarter of 2006. This was due primarily to a sharp increase in diesel fuel costs as well as higher costs for contractor services, tires and other consumables. Production levels, strip ratios and haul distances in the fourth quarter of 2007 were similar to those in the fourth quarter of 2006.

Unit transportation costs decreased by 10% to $33.00 per tonne compared with $36.80 in the fourth quarter of 2006. Lower unit transportation costs for the quarter were due primarily to lower average selling prices. Certain of Elk Valley Coal’s rail and port costs are tied to its average selling prices. The benefit of lower rail and port costs was partially offset by an increase in vessel demurrage costs due to longer vessel wait times and higher demurrage rates. Port inventories were at low levels during 2007 due to shortfalls in rail shipments. This has resulted in longer vessel wait times and increased demurrage costs.

Management’s Discussion and Analysis	2007 Annual Review • 23

2006 COMPARED WITH 2005

Operations

Revenues

Coal sales revenues of $1.8 billion in 2006 decreased by 2% from the prior year. The effects of lower sales volumes and a stronger Canadian dollar were partially offset by higher average calendar-year coal sales prices. Elk Valley Coal’s U.S. dollar price of coal on a calendar-year basis increased 14% over 2005. Prices in Canadian dollar terms increased 5% and reflected the stronger Canadian dollar during 2006. Some of the impact of the stronger Canadian dollar was offset by gains on the settlement of foreign exchange forward contracts of $59 million recorded in 2006.

Coal sales volumes declined by 6% to 13.6 million tonnes from 14.5 million tonnes in 2005. Factors that depressed sales volumes in 2006 included increased substitution of lower-priced, lower-quality coking coals by some integrated steel mills to reduce consumption of hard coking coal and an increased supply of hard coking coal from producers in Australia and Canada.

Cost of Product Sold

Cost of product sold increased $63 million, or 13%, over 2005 levels, despite lower sales volumes. The unit cost of product sold increased 21% or $6.80 per tonne. Rising costs for many mining inputs provided upward pressure to cost of product sold in 2006. Labour costs increased because of the settlements of long-term union labour agreements, which included one-time costs and signing bonuses, at a number of mines during the year in a highly competitive labour environment. High activity levels in the mining industry worldwide had an impact on costs. Consumables, such as tires, fuel, repairs and services, increased for a number of reasons including shortages, higher crude prices and higher inflation. Production levels in 2006 were 15% lower compared with 2005 in order to manage inventory levels in response to lower sales. Lower production increased the fixed costs per tonne of coal produced and sold, and adversely affected the efficiency of mining operations. Also contributing to increased costs were higher strip ratios and longer haul distances. Strip ratios increased overall as a result of normal variations of geology and, to a lesser extent, yield at the mines.

Total material and clean coal productivities decreased by 8% and 12% in 2006, respectively. This largely reflects lower production levels compared with 2005, as well as higher strip ratios and slightly lower plant yield.

Transportation Costs

Transportation costs were down $10 million, or 2%, in 2006. The impact of lower sales volumes in 2006 was largely offset by higher rail and port rates. Rail rates increased in 2006, particularly for westbound shipments from the mines in the Elk Valley. In April 2005, Elk Valley Coal and Canadian Pacific reached a five-year agreement for westbound rail rates and volumes effective April 1, 2004 to March 31, 2009 for transportation of coal from the mines in the Elk Valley to the west-coast ports.

Other Income and Expenses

Interest expense increased in 2006 compared with 2005 primarily because of higher debt levels. Long-term debt increased approximately $100 million during 2006 in order to refinance capital additions in 2004 and 2005 that were initially funded in part by working capital.

Other items in 2006 included a $32 million charge to earnings to reflect a new accounting standard for in-process inventory. In 2005, other items included a $27 million gain on the sale of limited partnership interests in the Elkview operations to two of Elk Valley Coal’s customers.

24 • 2007 Annual Review	Management’s Discussion and Analysis

Income Taxes

Mineral taxes were $85 million in 2006 compared with $90 million in 2005 and were consistent with the decrease in taxable cash flows generated by Elk Valley Coal. Mineral taxes in 2006 included additional expense arising from assessments of prior years’ returns. We also recognized a future tax asset of $13 million in 2006, of which $9 million was taken as a reduction in goodwill to reflect certain future tax assets not recognized upon the formation of the Trust.

The future income tax reversal in 2005 includes the reversal of a $164 million provision for future Canadian corporate income taxes following the 2005 Arrangement.

SUMMARY OF QUARTERLY RESULTS

Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s business. Net income also includes the significant impact of a number of unusual transactions and events. Net income before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts is influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes, unit cost of product sold and unit transportation costs.

Coal statistics	2007				2006
(Trust’s 60% Share)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Production (million of tonnes)	3.3	3.4	3.7	3.1	3.3	3.0	3.3	3.5
Sales (millions of tonnes)	3.6	3.4	3.8	2.8	3.5	3.5	3.5	3.1
Average US$ prices (per tonne)	$92.70	$93.20	$100.70	$105.40	$106.30	$108.80	$116.10	$122.30
Average CDN$ prices (per tonne)	$91.50	$97.30	$110.90	$123.50	$122.60	$124.40	$133.00	$152.30
Cost of product sold (per tonne)	$40.00	$41.00	$39.50	$45.80	$36.40	$42.60	$39.20	$38.60
Transportation (per tonne)	$33.00	$35.80	$34.50	$37.80	$36.80	$35.60	$37.40	$37.80

U.S. dollar coal prices typically change during the second quarter of the year because most coal sales are priced on a coal year basis that commences April 1. As coal is customarily sold in U.S. dollars, foreign exchange forward contracts are utilized by the Trust to fix the U.S./Canadian dollar exchange rate on a portion of its anticipated U.S. dollar cash flows for the coal year. Foreign exchange forward contracts are not used for trading or speculative purposes. The Canadian dollar price of coal will vary with changes in the U.S. dollar price of coal and the U.S./Canadian dollar exchange rate. The average Canadian dollar coal prices in 2006 included realized gains on our foreign exchange forward contracts. In 2007, the realized gains and losses on the contracts were recorded as non-operating income because the contracts are no longer designated as hedges under new accounting standards. If the realized gains and losses had been included in revenue in 2007, the average Canadian dollar sales prices would have been approximately $120 per tonne for the first quarter, $115 per tonne for the second quarter, $105 per tonne for the third quarter, and $104 per tonne for the fourth quarter.

Production volumes can be impacted on a quarterly basis by expected shipping schedules, shortfalls in rail shipments and the timing of mine and plant maintenance. While maintenance activities are normally scheduled during the third quarter, they can occur at other times depending on market conditions and the occasional need to control product inventories. Equipment, parts and labour availability can also impact production and volumes.

Coal sales are typically contracted under evergreen contracts and long-term supply agreements and it is not uncommon to see sales volumes from one coal year carried over into the next. This carryover can affect the average realized coal price for the second quarter of the fiscal year. Quarterly sales can also be impacted by the frequency and timeliness of rail shipments, weather, labour disruptions or mechanical problems that affect the minesites, railways and ports. Some variation in quarterly coal sales should be

Management’s Discussion and Analysis	2007 Annual Review • 25

expected as the timing of vessel shipments is not necessarily uniform. Shipments can be affected by customers’ scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems and demand for vessels across a number of commodity sectors, which affects vessel availability and timing of arrival and departure dates.

The unit cost of product sold can be influenced from quarter to quarter by changing mining conditions, such as the timing of stripping activities and raw coal release, scheduled production shutdowns for vacations and planned maintenance. Unit cost of product sold was unusually high in the first quarter of 2007 due to shortfalls in rail shipments, which caused unplanned shutdowns and interruptions of production.

Transportation costs per unit can vary based on contractual rate changes, average coal prices, the number of shipments that include ocean freight, the volume of coal that is east-bound and demurrage charges.

(millions of dollars, except	2007				2006
per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$327.5	$331.0	$418.3	$350.5	$424.9	$440.3	$459.8	$473.3
Income from operations	42.8	53.4	116.8	95.3	149.8	143.7	172.3	217.1
Net Income from continuing operations	48.8	90.5	106.4	76.8	114.6	123.3	139.8	165.2
Net Income	48.8	90.5	117.0	77.0	68.6	123.8	140.2	165.3
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	74.9	82.9	128.4	70.6	116.3	120.0	150.8	196.5
Cash available for distribution	74.8	61.4	135.2	77.4	146.5	122.5	147.3	201.5
Distributions declared	78.6	88.7	95.9	95.6	139.7	117.6	147.0	205.8
Distributions declared per unit	0.53	0.60	0.65	0.65	0.95	0.80	1.00	1.40

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2007 Compared with 2006, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Key Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate. For a further discussion of

26 • 2007 Annual Review	Management’s Discussion and Analysis

the risks and uncertainties relating to the forward looking statements please refer to the section entitled Key Risks and Uncertainties.

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal in 2008; an absence of labour disputes in the forecast period; no material variation in the anticipated cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no further material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and, no material variations in the current taxation environment other than those changes that have already been announced.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, management’s discussion and analysis, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report on form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

OUTLOOK

At the date of this management’s discussion and analysis the outlook for metallurgical coal is strong for the coal year commencing April 1, 2008. The seaborne metallurgical coal market was in tight supply at the end of 2007 because of growing demand and lower-than-expected growth in exports from Australian suppliers. Global supply has been further reduced as a result of flooding in Australia that has disrupted production for several metallurgical coal producers.

Elk Valley Coal believes that the global metallurgical coal markets have entered a period of unprecedented volatility. While U.S. dollar prices are expected to increase significantly for the 2008 coal year due to short-term supply constraints, a U.S. recession could adversely impact the metallurgical coal markets. The current uncertainty in the metallurgical coal markets may delay the settling of prices for the 2008 coal year.

Elk Valley Coal expects it will not see the benefit of higher 2008 coal year prices until possibly the third quarter of calendar 2008. It is anticipated that a substantial portion of Elk Valley Coal’s sales in the

Management’s Discussion and Analysis	2007 Annual Review • 27

second quarter of 2008 will be at 2007 pricing due to the carryover of tonnes from the 2007 coal year. Carryover tonnage has increased as a result of the shortfall in rail shipments. Further, the winter and spring months typically present challenging shipping conditions for Elk Valley Coal that could potentially impact first and second quarter results and further increase the amount of carryover. In addition, the foreign exchange forward contracts that the Trust currently has in place will expire by March 31, 2008, which will fully expose the Trust to the higher value of the Canadian dollar relative to the U.S. dollar as of April 1, 2008.

Sales volumes for Elk Valley Coal for the 2008 calendar year are expected to be 23-25 million tonnes. Elk Valley Coal is dependent on rail shipments in order to deliver its product to its customers. The frequency and timeliness of rail shipments in the fourth quarter of 2007 and into early 2008 fell well short of Elk Valley Coal’s requirements, resulting in a decline in coal inventories at the Vancouver ports and large increases in inventories at the mine sites. This has led to reduced plant production at certain mine sites where on-site coal storage has reached capacity. If rail shipments do not increase, it will continue to adversely affect production and sales levels and could lead to unscheduled plant shutdowns, which could increase unit costs. In additions, Elk Valley Coal will incur substantial vessel demurrage costs in 2008 if rail shipments do not increase.

Cost of product sold for the 2008 calendar year is expected to be in the range of $45 to $47 per tonne if unplanned shutdowns do not increase significantly. This represents an increase of approximately 10 – 15% over 2007 levels and reflects inflation in input costs, including a significant increase in the price of diesel fuel, as well as higher strip ratios and longer haul distances. Transportation costs are dependent, in part, on average selling prices. Guidance for 2008 calendar year transportation costs will be provided after prices for the 2008 coal year are settled.

Capital spending at Elk Valley Coal in 2008 is planned to be approximately $200 million (Trust’s share - $120 million), which is more than double its capital spending levels in recent years. The planned expenditures are sustaining in nature and the increase reflects normal variability in capital requirements associated with the aging of mining fleets and increased equipment requirements resulting from changes in mining conditions. A tight labour market, contractor availability, and delivery times for equipment purchases may influence actual capital spending. Elk Valley Coal expects sustaining capital requirements over the next few years to be at these higher levels. Expenditures by Elk Valley Coal in 2008 in excess of approximately $80 million (Trust’s share - $50 million) will be financed by the Trust and Teck Cominco in proportion to their ownership interests in Elk Valley Coal. The Trust will finance its share of the funding to Elk Valley Coal by utilizing proceeds from its distribution reinvestment plan and available lines of credit.

LIQUIDITY AND CAPITAL RESOURCES

We believe the Trust has adequate credit facilities available to fund working capital, capital spending and other short-term requirements relating to the Trust’s investments. We anticipate that Elk Valley Coal will be able to generate sufficient funds from operating and financing activities to maintain its productive capacity and to fund current planned growth and development activities. There has been a general contraction of available credit in the global capital markets during 2007, but to date this has had minimal impact on us because we have an established credit facility in place with a syndicate of banks that expires in 2012. In addition, Elk Valley Coal has an established facility in place that allows it to sell up to US$100 million of its accounts receivable to help manage working capital fluctuations. However, we do expect to experience increased volatility in our financial results and cash flows in the future as a result of increased volatility in the global metallurgical coal markets. Increased flexibility in our financing structures will be required in order to effectively manage our cash flow through these anticipated disruptive cycles. For example, metallurgical coal prices are expected to increase significantly for the 2008 coal year, which will likely increase Elk Valley Coal’s requirements for working capital financing. We expect to continue our conservative use of bank credit lines and Elk Valley Coal expects to continue its

28 • 2007 Annual Review	Management’s Discussion and Analysis

sales of accounts receivable as the primary forms of working capital management in the near term, although additional debt or equity financing could be required in the future. Our ability to obtain additional financing or credit lines is dependent on the amounts we wish to borrow, the availability of credit in the capital markets and the lenders’ assessments of our credit risk.

Distribution Reinvestment Plan

During 2007, we implemented a distribution reinvestment plan. The plan allows eligible unitholders of the Trust to reinvest their distributions in additional units. At the last distribution date of January 15, 2008, unitholders representing approximately 17% of our outstanding units have elected to participate in the plan. Approximately 1.2 million units were issued in 2007 in lieu of cash distributions of $40 million. To the date of this management’s discussion and analysis, approximately 1.6 million units have been issued under the distribution reinvestment plan in lieu of cash distributions of $53 million.

Cash Flows and Working Capital

Cash and cash equivalents increased to $152 million at the end of 2007 compared with $141 million in 2006. Total working capital and our share of unused lines of credit were $192 million and $193 million, respectively, at the end of 2007 compared with $127 million and $159 million, respectively, at the end of 2006. Our working capital at the end of 2007 includes a current asset of $39 million representing the fair value of our outstanding foreign exchange forward contracts, which are now recorded on our balance sheet under new accounting standards. Prior to 2007, the fair value of our foreign exchange forward contracts was not recorded on our balance sheet because the contracts were designated as hedges under previous accounting standards. We believe we have adequate liquidity to meet current anticipated requirements of the operations of Elk Valley Coal and the Trust. Various factors including the terms of customer credit, rapidly fluctuating sales prices and volumes and varying capital expenditure requirements affect our requirements for short-term liquidity.

Cash flows from operating activities are the primary contributor to cash available for distribution, after providing cash resources for sustaining capital expenditures and servicing debt. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal and the various factors that affect these results can affect liquidity and available capital resources. Cash flows from operating activities historically have been sufficient to meet normal working capital needs, sustaining capital expenditure requirements and debt-service obligations and to fund distributions to unitholders. Since the formation of the Trust, our lines of credit have been utilized to offset short-term changes in working capital and to fund expansion capital projects.

Cash flows from operating activities were $387 million in 2007. These cash flows decreased significantly from $690 million in 2006 due to lower earnings from Elk Valley Coal, which resulted primarily from the successive decreases in U.S. dollar coal prices for the 2006 and 2007 coal years and the effects of the stronger Canadian dollar. Our cash flows from operating activities for 2006 increased from $633 million in 2005, despite lower earnings from Elk Valley Coal, due to the timing of non-cash working capital changes at Elk Valley Coal. Our cash flows from operating activities include changes in non-cash working capital, particularly accounts receivable and inventory, which can fluctuate from period to period. Non-cash working capital decreased by $18 million in 2007 compared with a decrease of $41 million in 2006 and an increase of $124 million in 2005. Successive decreases in accounts receivable in 2006 and 2007 resulted from decreases in U.S. dollar coal prices, the effects of the stronger Canadian dollar, and the timing of shipments. Inventories were higher at the end of 2007 than in 2006 as a result of increased coal inventories at the mine sites that resulted from shortfalls in rail shipments during 2007. Inventories were lower in 2006 compared with 2005, reflecting the decision to reduce clean coal inventories to match delivery and sales expectations.

Management’s Discussion and Analysis	2007 Annual Review • 29

Capital Expenditures and Other Investing Cash Flows

Our investing activities included capital expenditures of $49 million in 2007. Capital expenditures were $29 million and $119 million in 2006 and 2005, respectively. All of these expenditures related to the capital requirements of Elk Valley Coal.

Elk Valley Coal classifies its capital expenditures as either sustaining or expansion in nature. The use of the term sustaining capital expenditures refers to additions, replacements or improvements required to maintain business operations at current production levels, the determination of which requires the judgment of Elk Valley Coal’s management. Investments in sustaining capital are required on an ongoing basis and we expect them to be funded primarily by cash flows from operating activities. However, in years that the sustaining capital expenditures for Elk Valley Coal are relatively high or if cash from operations is very low, the Trust must finance a portion of its share of the expenditures using additional equity or debt financing, such as proceeds from the distribution reinvestment plan or utilization of available bank credit lines, which would reduce the impact on cash available for distribution. Sustaining capital expenditures may vary by a considerable amount in any given year depending on the requirements to replace truck and shovel fleets and other support equipment, facilities or computer systems, as well as refurbishments or replacements of coal processing plants. Sustaining capital expenditures were $47 million in 2007 compared with $26 million in 2006 and $39 million in 2005. Our share of the sustaining capital expenditures by Elk Valley Coal in 2008 is expected to be approximately $120 million, which is more than double the expenditure levels in recent years. The increase reflects normal variability in capital requirements associated with the aging of mining fleets and coal processing plants and increased equipment requirements resulting from changes in mining conditions. A tight labour market, contractor availability and delivery times for equipment purchases may influence actual capital spending. Elk Valley Coal expects its sustaining capital requirements over the next few years to be at these higher levels. We expect to finance our share of Elk Valley Coal’s 2008 sustaining capital expenditures in excess of approximately $50 million by utilizing proceeds from our distribution reinvestment plan and available lines of credit.

Capital expenditures not identified by management to be sustaining in nature are classified as expansion capital expenditures. These expenditures are generally made in order to increase the production capacity of existing operations and to develop or acquire new mineral bodies or new mines. Expansion capital expenditures are generally financed from sources other than cash flows from operating activities. We expect commitments for expansion capital to be financed from bank facilities and cash from other financing activities. The Trustees and Elk Valley Coal have the ability to designate a cash reserve for future capital expenditure or other requirements, although they have not done so to date. Expansion capital expenditures in 2007 and 2006 were $3 million, which related to small amounts of expansion capital expenditures carried over from projects largely completed in 2005. Expansion capital expenditures in 2005 were $80 million.

Investing activities in 2007 include the proceeds from the sale of NYCO of $34 million, which is reflected in the cash flow statement net of withholding taxes and the NYCO cash balance that was sold. The sale of NYCO was completed in June 2007 and the distributable proceeds from the sale of $31 million, net of estimated taxes payable, were included in the third quarter distribution to unitholders.

Financing Cash Flows

For 2007, our major financing activities included the payment of cash distributions of $380 million. Distributions are paid one quarter in arrears and the cash distributions paid in 2007 represent the distributions declared for the fourth quarter of 2006 through the third quarter of 2007. Cash distributions to unitholders were $706 million in 2006 and $529 million in 2005. Proceeds under the distribution reinvestment plan were $40 million in 2007.

30 • 2007 Annual Review	Management’s Discussion and Analysis

Elk Valley Coal borrowed an additional US$15 million (Trust’s share) under its bank credit facility during 2007 in order to finance its working capital requirements. At the end of 2007, our long-term debt and Elk Valley Coal’s long-term debt was denominated in U.S. dollars. During 2007, Elk Valley Coal began borrowing under its bank credit facility in U.S. dollars instead of Canadian dollars because substantially all of its cash flows from coal sales are denominated in U.S. dollars. Elk Valley Coal’s Canadian dollar-denominated debt of $18 million (Trust’s share) that was outstanding at the end of 2006 was converted into U.S. dollar-denominated LIBOR rate loans during 2007.

Long-term debt decreased by $32 million in 2007, despite the additional borrowings by Elk Valley Coal, due to the significant strengthening of the Canadian dollar relative to the U.S. dollar that occurred during 2007.

Long-term debt increased by nearly $100 million in 2006 compared with 2005. This additional debt largely refinanced the capital expansions undertaken during 2004 and 2005, which were initially funded in part by working capital.

The payout to unitholders of all of our cash available for distribution could mean that capital expenditures to expand operations or to exploit reserves and resources could only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of our investments and, over time, have an adverse effect on the amount of cash available for distribution.

Contractual Obligations

Our future contractual obligations are presented in the following table:

Payments due by period		Less than	1 - 3	4 - 5	After 5
(millions of dollars)	Total	1 year	years	years	years

Foreign exchange forward contracts	$294.3	$294.3	$-	$-	$-
Long-term debt	279.6	-	-	279.6
Capital leases and equipment financing	2.9	1.6	1.3	-	-
Operating Leases	23.7	15.2	6.3	2.2	-
Purchase obligations	28.2	27.9	0.3	-	-
Pension and other post-retirement funding requirements	139.6	11.7	24.6	26.5	76.8
Asset retirement obligations	225.4	5.7	9.7	11.9	198.1

Total obligations	$993.7	$356.4	$42.2	$320.2	$274.9

Foreign exchange forward contracts are used to fix the Canadian dollar equivalent of a portion of our anticipated U.S. dollar cash flows. Contracts are typically purchased when coal sales volumes and prices have been negotiated for a particular coal year. Accordingly, obligations under foreign exchange forward contracts are normally fulfilled by delivering U.S. dollars generated from coal sales. All of our foreign exchange forward contracts will mature by March 31, 2008, which will fully expose us to the negative effects of the significantly stronger Canadian dollar on April 1, 2008.

The long-term debt of the Trust and Elk Valley Coal consists of bank credit facilities with a banking syndicate. The joint credit agreement provides each entity with a five-year revolving, floating rate facility, each of which can be drawn in either Canadian or equivalent U.S. dollars. The maturity date of the joint credit agreement is February 11, 2012 and the term of the agreement can be extended annually for an additional year with the agreement of the banking syndicate. The joint credit agreement provides for borrowings of up to $400 million by the Trust and $200 million by Elk Valley Coal. The facilities are available for general business purposes. At December 31, 2007, $280 million (US$283 million) was outstanding under the facilities in the form of U.S. dollar LIBOR rate loans, which includes our 60% share

Management’s Discussion and Analysis	2007 Annual Review • 31

of Elk Valley Coal’s U.S. LIBOR rate loans of US$55 million. At the end of 2007, Elk Valley Coal had utilized $47 million of its facility for letters of credit or letters of guarantee. Unused lines of credit were $153 million for the Trust and $40 million (Trust’s share) for Elk Valley Coal at the end of 2007. Borrowings under the facilities are based on U.S. dollar LIBOR or prime rates, which are subject to interest rate movements, and certain financial ratios. If the U.S. dollar were to strengthen against the Canadian dollar in the future, the equivalent amount of U.S. dollars that we could borrow under the facilities would decrease.

The Trust’s facility is secured by its proportionate interest in the assets of Elk Valley Coal and guarantees provided by Elk Valley Coal. Elk Valley Coal’s facility is secured by limited recourse guarantees or security agreements from the partners in proportion to their ownership interests. The joint credit agreement contains covenants that may restrict our ability to incur additional debt. It also includes provisions that may restrict our ability to pay distributions to unitholders and the ability of Elk Valley Coal to make distributions to its partners during an event of default or if the making of such payments would result in an event of default. The joint credit agreement also includes a cross-default provision between the Elk Valley Coal and Trust facilities. Loan covenants that include an event of default, among others, are tests for interest and cash flow coverage, as well as covenants that restrict the disposition of certain core mining assets. The Trust and Elk Valley Coal are in compliance with the loan covenant provisions of the joint credit agreement and are expected to remain so for at least the next fiscal year.

Capital and operating leases and purchase obligations are consistent with operating and financing practices and we expect sufficient cash flows from operating activities will be available to meet these obligations as they become due.

Funding requirements for pensions and other post-retirement benefit plans reflect the minimum pension plan payments required by legislation and anticipated outlays for other post-retirement benefit plans for the period 2008 through 2017. Elk Valley Coal and the Trust have a number of unfunded liabilities including pensions, other post-retirement benefits, future taxes and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash resources and liquidity and, ultimately, cash available for distribution.

Asset retirement obligations in the table above reflect the estimated undiscounted costs to remediate the environmental impact of the operations of Elk Valley Coal for areas that have been disturbed as of December 31, 2007. The expected future outlays are based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses and those areas become available for reclamation. The calculations of our asset retirement obligations include estimates of reclamation spending over the next 44 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area.

During 2007, Elk Valley Coal completed a review of its asset retirement obligations and revised its estimates of certain future environmental reclamation costs to reflect the significant increases in costs that have occurred in the mining sector. This resulted in an increase in the asset retirement obligation of $49 million (Trust’s share) being recorded in 2007. Substantially all of the increase in the asset retirement obligation was recorded as an addition to capital assets. The total estimated undiscounted cost to settle the asset retirement obligation increased to $225 million (Trust’s share) in 2007.

Elk Valley Coal is party to agreements respecting Neptune Terminals that could, under certain circumstances, require Elk Valley Coal to fund its proportionate share of the bank indebtedness and

32 • 2007 Annual Review	Management’s Discussion and Analysis

asset retirement obligations of Neptune Terminals. The Trust’s share of these potential obligations was $16 million at the end of 2007.

OTHER INFORMATION

Off Balance Sheet Arrangements

Elk Valley Coal has entered into a facility with a Canadian bank in its banking syndicate for the sale of certain accounts receivable from coal sales, to a maximum amount outstanding at any one time of US$100 million. The facility is renewed annually and during 2007 the maximum amount of the facility was increased from US$75 million to US$100 million. The decision to sell accounts receivable is at the sole discretion of Elk Valley Coal subject to it transferring to the bank its interest in export trade credit insurance coverage related to each account receivable sold. Proceeds on the sale of these accounts receivable are based on the invoice amount, invoice due date and current LIBOR rates. Increased use was made of selling accounts receivable as a less expensive form of working capital management in 2007 compared with 2006. Our share of the accounts receivable sold under the facility in 2007 was US$753 million compared with US$663 million in 2006. Our share of the amount outstanding at December 31, 2007 was US$6 million versus US$8 million at the end of 2006.

This facility allows Elk Valley Coal to receive cash for its accounts receivable quickly in order to manage its working capital and to shorten the period of time during which foreign exchange rate movements may impact the Canadian dollar value of the accounts receivable. Elk Valley Coal also benefits from a lower borrowing rate from its lenders than would normally be the case because the accounts receivable are insured by a Canadian Crown corporation. Should the facility not be renewed in the future, Elk Valley Coal would carry higher accounts receivable balances, utilize available credit lines under its bank credit facility or seek alternate arrangements to replace the facility.

For accounts receivable that are sold, the financial risk to Elk Valley Coal of non-payment by the customer is limited to the deductible associated with the trade credit insurance. Other commercial risks, such as non-performance by Elk Valley Coal under the terms of the contract, remain with Elk Valley Coal.

Transactions with Related Parties

Subsequent to the 2003 Arrangement, Elk Valley Coal entered into arrangements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. Our share of related party revenues from these transactions was $4 million in 2007, $5 million in 2006 and $3 million in 2005. Our share of related party expenses included in selling, general and administration and cost of sales was $1 million in 2007, 2006 and 2005. Our related party receivables and payables with Teck Cominco at the end of 2007 were $0.4 million and $0.1 million, respectively, and were $0.4 million and nil, respectively, in 2006.

Elk Valley Coal also ships coal through Neptune Terminals in the normal course of operations. Loading costs for the handling of coal and other products at Neptune Terminals are based on the actual costs allocated to the handling of each product. These costs are included in transportation costs and our share totalled $14 million in 2007, $13 million in 2006 and $9 million in 2005. Our share of related party receivables and payables with Neptune Terminals was approximately $0.9 million and $0.4 million, respectively, at December 31, 2007 and was $0.6 million and $0.5 million, respectively, at the end of 2006.

Outstanding Unit Data

Under the Declaration of Trust, the Trustees are authorized to issue an unlimited number of units of the Trust on terms and conditions established by the Trustees without the approval of unitholders. The units

Management’s Discussion and Analysis	2007 Annual Review • 33

represent a fractional interest in the Trust. The units do not represent a direct investment in the Trust’s investments and should not be viewed by investors as such. Each unit represents the right to an equal interest in any distributions or other amounts payable to unitholders. All units rank among themselves equally and rateably without discrimination, preference or priority. Should the Trustees make a decision to issue additional units, existing unitholders may suffer significant dilution and cash available for distribution per unit could decline.

The units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units should not be considered debt instruments as, among other things, distributions on the units are not fixed nor can they be enforced by unitholders prior to being declared payable by the Trustees. Further, no principal amount is owing to unitholders in respect of the units. Holders of units do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. However, rights consistent with certain statutory rights of shareholders of corporations have been conveyed to unitholders under the provisions of the Declaration of Trust. The units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation.

The Trust may create and issue rights, warrants or options to subscribe for fully paid units at such subscription prices and at such time or times as the Trustees may determine. In addition, the Trustees may create indebtedness of the Trust, including indebtedness convertible into units. We have not issued any such rights, warrants, options or convertible securities to date, although some options for units are still outstanding under an option plan adopted at the time of the formation of the Trust.

There were approximately 148 million trust units outstanding on December 31, 2007 and approximately 149 million outstanding at March 10, 2008. Approximately 22,000 options were outstanding under the exchange option plan as of December 31, 2007 and approximately 19,000 options were outstanding at March 10, 2008.

In September 2005, we completed a three-for-one split of the Trust’s units. All historical amounts related to the number of units outstanding have been restated to reflect the split.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP in Canada and require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The impacts of these estimates are pervasive throughout the consolidated financial statements. We make estimates and assumptions that are believed to be reasonable under the circumstances and are based upon historical experience, current conditions and expert advice. These estimates are, by their nature, uncertain and may require accounting adjustments based on future occurrences. On an ongoing basis, we review estimates based on currently available information. The use of different assumptions would result in different estimates and actual results may differ from results based on these estimates. The most significant estimates relate to asset retirement obligations, income taxes, capital assets, including coal reserves, depreciation and depletion, and impairment testing, employee future benefits and inventory valuation.

A summary of our significant accounting policies is contained in note 2 to the consolidated financial statements. The following is a discussion of the accounting estimates that are significant in determining our financial results.

34 • 2007 Annual Review	Management’s Discussion and Analysis

Asset Retirement Obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded and if estimates regarding the timing and estimated amount of future reclamation costs are changed. Accretion expense represents the increase in the discounted obligation that results from the passage of time. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred, or when adjusted based on changes in estimates, and amortized to earnings over the asset’s estimated useful life.

Elk Valley Coal has significant long-term liabilities relating to mine reclamation and end-of-mine closure costs. Asset retirement liabilities are not funded. The liability is estimated on a mine-by-mine basis and various assumptions are used including current mine plans, future reclamation costs and estimates of reserves and resources. Costs incurred under the reclamation programs are charged against the liability. Elk Valley Coal has developed reclamation programs and cost estimates based on meeting existing government regulations and standards. These estimates require extensive judgement about the nature, cost and timing of the work to be completed and may change with future changes to costs, environmental laws and regulations and remediation practices. Increases in estimates of future costs may cause the asset retirement obligation to increase, which would result in an increase in both the capitalized asset retirement costs, which are included in capital assets, and the asset retirement obligation. Our earnings would not generally be impacted immediately by the increase in the asset retirement obligation, but the increase would result in higher depletion expense being recorded against our capitalized asset retirement costs and higher accretion expense being recorded on our asset retirement obligation in future periods.

Income Taxes

As a result of changes in tax legislation that will subject us to corporate income taxes beginning in 2011, we recorded a long-term future tax liability of $71 million in 2007 with a corresponding non-cash charge to income tax expense. The future tax liability is based on estimated gross temporary differences of approximately $253 million that are expected to reverse after 2010, which, using an effective tax rate of 28%, results in a future tax liability of $71 million at December 31, 2007. The temporary differences relate primarily to the difference between the net book value of our capital assets for accounting purposes and their tax basis. The estimates of temporary differences and the timing of their reversal after 2010 are complex and require significant judgment by management. These estimates may change in the future and the future tax liability and income tax expense may fluctuate as a result of changes in these estimates.

Capital Assets, Including Coal Reserves, Depreciation and Depletion and Impairment Testing

Mineral properties and development assets include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is determined using a unit-of-production method based upon the proven and probable coal reserves of the mine. Development costs incurred to expand the capacity of operating mines, to develop new coal deposits or to mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based upon the proven and probable coal reserves.

The determination of coal reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of the coal deposit may also affect reserve estimates. In addition, the

Management’s Discussion and Analysis	2007 Annual Review • 35

determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and coal reserve estimates, both of which are determined with the exercise of judgement. Changes in these estimates may result in increases or decreases in the amount of depreciation and depletion expense recorded in future periods.

Elk Valley Coal tests its capital assets for impairment of value whenever possible impairment indicators are identified. When possible impairment indicators are identified for a particular capital asset, an undiscounted cash flow projection is prepared based on the long-term operating plans for the asset. If the estimated undiscounted future cash flows from the asset are less than its net book value, then the asset is written-down to its fair value. Fair value is generally determined based on the estimated discounted future cash flows of the asset. The estimates of future cash flows used in these evaluations are highly subjective and require significant judgment by management, particularly because the future cash flows are typically projected many years into the future and are highly dependent on uncertain variables such as future coal prices, foreign exchange rates, and operating costs. Changes in these estimates could result in an impairment charge being recorded against our capital assets in a future period.

Employee Future Benefits

Post-retirement benefit plans include pension plans and other post-retirement benefit plans, the costs of which are based on estimates. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate subjective factors into their assumptions, such as withdrawal and mortality rates. Changes in these estimates could result in increases or decreases in our compensation expense in future periods.

Inventory Valuation

Inventories are valued at the lower of net realizable value and average cost. For finished and in-process product inventories, net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location. The net realizable value of finished and in-process product inventories is an estimate based on various factors such as economic and market conditions, expected selling prices, freight and other transportation costs, and foreign exchange rates.

For stores and material inventory, net realizable value, if held for use, is average cost less any provision for obsolescence. If held for sale, net realizable value is the fair market value of the parts less any costs associated with their disposal. The net realizable value of stores and materials inventory is an estimate based on the age and condition of the items, economic and market conditions, and freight and other transportation costs.

Changes in estimates of net realizable value may result in reductions in the carrying value of inventory and corresponding charges to cost of product sold in future periods.

36 • 2007 Annual Review	Management’s Discussion and Analysis

Changes in Accounting Policies

Financial instruments, hedges and comprehensive income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to us on January 1, 2007.

Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact on us because our non-derivative financial instruments continue to be carried at amortized cost under the new accounting standard.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. We have elected not to apply hedge accounting at this time under section 3865

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders’ equity section of our balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income.

Inventories

CICA Handbook Section 3031 provides new guidelines for accounting for inventories. Section 3031 will become applicable to us on January 1, 2008 and is not expected to have a material impact on our financial statements.

Financial instruments and capital disclosures

CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation are new disclosure requirements that will become effective for us beginning January 1, 2008. Additional disclosures related to the Trust’s financial instruments and capital management strategies will be added to existing disclosures provided by the Trust in the notes to the financial statements beginning in the first quarter of 2008.

Intangible assets

CICA Handbook Section 3064, Intangible Assets, will become applicable to the Trust for the year beginning January 1, 2009. The new guidance will replace Section 3062, Goodwill and Other Intangible Assets, and is issued with the withdrawal of several other accounting pronouncements dealing with intangible assets. Section 3064 provides extensive guidance which clarifies the recognition and initial measurement of intangible assets, especially internally generated intangibles, and will virtually eliminate the practise of deferring costs that no longer meet the definition of an asset. The Trust is in the process of evaluating the impact of this standard on the consolidated financial statements.

Management’s Discussion and Analysis	2007 Annual Review • 37

International financial reporting standards (IFRS)

The use of IFRS for financial reporting in Canada will become applicable for all publicly accountable enterprises for the year beginning January 1, 2011. The Trust, as a publicly accountable enterprise, is in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impact on the consolidated financial statements of the Trust of converting to IFRS is unknown at this time.

FINANCIAL AND OTHER INSTRUMENTS

Almost all of Elk Valley Coal’s sales are denominated in U.S. dollars, and the vast majority of its costs are denominated in Canadian dollars. Accordingly, our revenues, net income, cash flows and cash available for distribution are highly sensitive to changes in the U.S./Canadian dollar exchange rate. To help manage exposure to currency fluctuations and the effect on unitholder distributions, we use foreign exchange forward contracts to fix the rate at which certain future anticipated flows of U.S. dollars will be exchanged into Canadian dollars. Derivative financial instruments are not used for trading or speculative purposes.

A policy has been established that allows the Trust to fix the U.S./Canadian dollar exchange rate on its estimated net U.S. dollar cash flows based on the low end of sales volume guidance for Elk Valley Coal for periods where both coal sales prices and volumes can be reasonably estimated. This generally means that we enter into foreign exchange forward contracts as negotiations for the upcoming coal year are concluded. At December 31, 2007, our foreign exchange forward contracts totalled US$256 million at an average contracted exchange rate of US$0.87. All of these contracts mature in the first quarter of 2008. We do not fix the exchange rate for our U.S. dollar long-term debt.

It is important to note that while foreign exchange forward contracts can provide protection from certain fluctuations in currencies, they will correspondingly limit our ability to capitalize on favourable changes in foreign currency exchange rates. Our use of foreign currency forward contracts will reduce or increase profitability relative to what it would have been had we not utilized them. We have chosen to utilize foreign currency forward contracts as a low-cost means of providing additional certainty to cash available for distribution. Other financial instruments that can provide a means to capture the benefit of favourable changes in foreign exchange rates, such as foreign exchange option contracts, are relatively expensive. Our use of foreign exchange forward contracts may also impact our profitability relative to competitors who have utilized similar or other derivative instruments to a different degree.

As a result of the new accounting standards that became applicable to us on January 1, 2007 and our decision not to designate foreign exchange forward contracts as hedges under these new standards, the contracts are marked to market at the end of each accounting period and any change in the fair value of the outstanding contracts is recognized as an unrealized gain or loss in our income statement with an offsetting entry to reflect the fair value of the contracts on our balance sheet. The fair value of the outstanding contracts at December 31, 2007 is an unrealized gain of $39 million, which is recorded as a current asset on our balance sheet. The recognition of unrealized gains or losses on the contracts has contributed to increased volatility of our net income, particularly because of the significant change in the U.S./Canadian exchange rate that occurred during 2007. The extent of this volatility in the future will depend on the amount of foreign exchange forward contracts outstanding, which tends to be high during the first part of the year, and the amount of change in the U.S./Canadian dollar exchange rate. Unrealized changes in the fair value of foreign exchange forward contracts do not affect cash available for distribution because it is the realized gains and losses that represent the cash-flow impacts of the decision to enter into the contracts.

Our ability to enter into foreign exchange forward contracts will depend on the total forward position we wish to undertake, the creditworthiness of available counterparties and the counterparties’ assessment of our credit risk.

38 • 2007 Annual Review	Management’s Discussion and Analysis

In the event of non-performance by the counterparties to the contracts, the Trust is exposed to gains or losses depending on the difference between the U.S./Canadian dollar exchange rate and the rate in the foreign exchange forward contracts. To mitigate this risk of non-performance, we utilize several counterparties of high credit quality. There are no significant concentrations of credit risk.

KEY RISKS AND UNCERTAINTIES

Our investment in Elk Valley Coal is exposed to significant market, operational and regulatory risks and uncertainties in the normal course of business that can influence its future financial performance. A description of the risks that are likely to influence investors’ decisions to purchase, sell or hold our units is presented in our 2007 Annual Information Form, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.fording.ca. The Trust and Elk Valley Coal assess and prioritize risks on an annual basis and develop risk mitigation strategies that include accepting, controlling, transferring, or avoiding each risk. The following summarizes some, but not all, of the high or elevated risk factors identified in 2007 that could affect the Trust and its investment in Elk Valley Coal, our future financial results, the amount of cash available for distribution and the nature of the Trust itself.

Market Risks

Demand and Price Volatility

Global demand and prices for hard coking coal have increased in recent years due largely to the rapid industrialization and economic development of the BRIC countries, particularly China. China has experienced a significant construction boom that has increased global demand for steel and hence the demand for hard coking coal. At the same time, disruptions of supply have placed upward pressure on hard coking coal prices. While demand is currently strong, it is expected that the BRIC countries will experience sudden and irregular swings in their economic development in the future, which will cause significant volatility in the global steel and hard coking coal markets. Dramatic swings in demand and prices for hard coking coal may be experienced from year to year, which is in contrast to the many years of slow growth and low prices that preceded 2003. There is currently no commodity derivative market for metallurgical coal.

In the near term, a recession in the United States could impact the global economy and the demand for steel and metallurgical coal, especially if the economic problems in the United States negatively impact the Chinese economy or other major growth areas.

Oversupply of Hard Coking Coal

Undeveloped reserves of hard coking coal exist in Australia, Mongolia, Russia, Mozambique and other locations, which have the potential to add a significant amount of supply in the longer term. Global oversupply of hard coking coal could also develop if China were to increase its exports of hard coking coal, which could occur in the future if domestic Chinese demand for hard coking coal decreases.

Foreign Currency Exchange

Coal sales are customarily transacted around the world in U.S. dollars. Exchange rate movements can have a significant impact on our financial results and cash flows since substantially all of Elk Valley Coal’s operating costs are incurred in Canadian dollars while its revenues from coal sales are denominated in U.S. dollars. Further increases in the value of the Canadian dollar relative to the U.S. dollar, in the absence of increases in U.S. dollar prices or decreases in costs, would reduce Elk Valley Coal’s margins and profitability. Changes in the U.S./Australian dollar exchange rate also expose Elk Valley Coal to risk. If the

Management’s Discussion and Analysis	2007 Annual Review • 39

Canadian dollar were to strengthen against the U.S. dollar at the same time that the Australian dollar weakens against the U.S. dollar, Elk Valley Coal’s principal competitors in Australia would have a marked advantage, which, combined with their significant transportation cost advantage, could allow them to profitability price their coal at U.S. dollar prices that are not profitable or sustainable for Elk Valley Coal.

Elk Valley Coal attempts to mitigate these market risks by:

•	Settling U.S. dollar coal prices and volumes with its customers annually, which improves the predictability of revenues for the current coal year;

•	Monitoring the global metallurgical coal industry very closely to understand and react to changes in demand, new sources of supply and new competitors;

•	Working with its customers to understand their needs so it can meet their specifications and adapt to changes;

•	Preserving its value to customers by maximizing the quality of its coal products and the stability and reliability of its supply to the market over the long-term; and

•	Increasing flexibility in its operations to be able to adapt to increased market volatility.

In addition, the Trust uses foreign exchange forward contracts to fix the rate of conversion to Canadian dollars on its share of U.S. dollar-denominated cash flows for the current coal year. Beyond the 2007 coal year, the Trust is exposed to potential further strengthening of the Canadian dollar relative to the U.S. dollar.

OPERATIONAL RISKS

Lack of Diversification

The Trust and Elk Valley Coal are dependent upon the sale of a single group of mineral products (metallurgical coal) to a relatively small number of customers in a single industry (integrated steel production). This narrow range of operations fully exposes our financial results and cash flows to fluctuations in hard coking coal prices, which are expected to become more volatile in the future.

Coal Transportation

Substantially all of Elk Valley Coal’s product is transported relatively long distances to ports in Vancouver. Elk Valley Coal is dependent on a single rail carrier that transports approximately 90% of its product, and two terminal facilities that load approximately 90% of its coal onto ships. There are no cost-effective alternatives to these service providers in the near term, which impacts Elk Valley Coal’s negotiated service rates. Elk Valley Coal’s transportation costs are significantly higher than those of its principal competitors in Australia, which places it at a competitive disadvantage. Elk Valley Coal’s high transportation costs expose it to the risk of its principal competitors in Australia choosing to profitably sell coal at prices that are not profitable or sustainable for Elk Valley Coal.

In addition to the risks related to its high transportation costs, issues related to weather, rail and port capacity, rail service, prolonged labour stoppages, availability of vessels, contractual disputes or other factors that prevent the rail carriers or the terminals from providing their services could seriously impact Elk Valley Coal’s financial results and cash flows.

40 • 2007 Annual Review	Management’s Discussion and Analysis

Business Plan Execution

Locating and developing coal reserves, planning and executing the economic mining of these properties and marketing the coal to customers is highly dependent on the skill and experience of Elk Valley Coal employees. Elk Valley Coal operates in a very tight labour market in western Canada. The inability of Elk Valley Coal to find and retain qualified employees could limit its ability to execute its business plan, which could increase costs, decrease productivities or delay the commissioning of capital projects.

Dependence on Major Customers

Elk Valley Coal sells its products to large integrated steel mills, which have recently experienced increased industry consolidation. Elk Valley Coal has four customers that accounted for approximately 45% of its revenue in 2007. A reduction in purchases by any of its largest customers could have a significant negative impact on Elk Valley Coal.

Elk Valley Coal attempts to mitigate these operational risks by:

•	Forging strong, long-term commercial relationships with its customers;

•	Optimizing the quality of its products to help achieve maximum value for its products in the marketplace and maintain its significant market share;

•	Maintaining adequate reserves to remain a reliable, long-term supplier of high-quality hard coking coal;

•	Maintaining production from several operations;

•	Addressing rail and port costs to ensure long-term competitiveness; and

•	Holding an equity position in Neptune Terminals, which enables it to pay for services at this port on a cost of service basis.

REGULATORY RISKS

Permitting and Aboriginal Affairs

Elk Valley Coal’s long-range mining plans are dependent upon it successfully obtaining mining and operating permits from various regulatory agencies and government bodies. Community groups and Aboriginal peoples may participate in this process to the extent they would be impacted by Elk Valley Coal’s operations. While its relationships with these stakeholders are generally good, there is a risk that leadership changes or other developments could negatively affect these relationships. New environmental legislation or stricter interpretation of existing legislation could materially impede Elk Valley Coal’s ability to operate.

Climate Change

There is increasing public concern and regulation in respect of the environmental impact of carbon dioxide and other greenhouse gases. Elk Valley Coal’s mining operations produce significant quantities of greenhouse gases and operate in federal and provincial jurisdictions that are currently contemplating or enacting regulations to reduce or limit the production of these gases. Large quantities of fossil fuels are consumed by the equipment and coal processing plants at the mine sites. In addition, Elk Valley Coal is dependent upon rail transportation to the ports in Vancouver or to eastern North America. The locomotives used to haul Elk Valley Coal’s products also produce greenhouse gases. It is unknown

Management’s Discussion and Analysis	2007 Annual Review • 41

at this time what the impact of new regulations will be on Elk Valley Coal’s business, but the likely effect will be to increase its costs for fuel, energy and transportation. The current lack of clarity regarding these climate change initiatives creates uncertainty and risk for Elk Valley Coal as it attempts to execute its business plan.

In February 2008, the Provincial Government of British Columbia announced that it intends to impose carbon taxes on fuel beginning in July 2008. British Columbia is also currently contemplating ‘cap and trade’ legislation. Additionally, on March 10, 2008, the Federal Government of Canada released its regulatory framework for federal regulation of greenhouse gas emissions. Both federal and provincial regulatory actions will impose additional costs on Elk Valley Coal in the future. Due to the fact that these mechanisms have not yet been fully developed, it is difficult to accurately assess the magnitude of these costs.

The coal products sold by Elk Valley Coal also produce greenhouse gases as they are consumed in the steel making process. The integrated steel mills that purchase Elk Valley Coal’s products are facing increasing social and political pressure to reduce their greenhouse gas emissions. This may lead to the development of alternative steel-making technologies that are not dependent upon the use of metallurgical coal, although the timeframe for this change is expected to be relatively extended due to the large capital investments required and the current lack of proven, cost-effective alternative technologies.

Elk Valley Coal attempts to mitigate these regulatory risks by:

•	Conducting its business in an ethical manner and contributing to the communities in which it operates;

•	Committing to building mutually beneficial relationships with the Aboriginal communities where its operations are located; and

•	Establishing operating procedures that are designed to protect the environment and comply with regulatory requirements.

42 • 2007 Annual Review	Management’s Discussion and Analysis

MANAGEMENT’S REPORT

March 14, 2008

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These consolidated financial statements necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Review is consistent with the consolidated financial statements.

The Trustees, on the recommendation of the Audit Committee, approve the consolidated financial statements. The Audit Committee consists of three members, all of whom are independent Trustees. The Audit Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Trustees for approval. The Audit Committee reviews interim consolidated financial statements with management and the independent auditors prior to their release to unitholders and regulatory authorities. The Audit Committee also has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements prepared by management, to recommend to the Trustees the independent auditors to be proposed to the unitholders for appointment, and to approve the fees of the independent auditors.

The independent auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. The report of the independent auditors is included in this Annual Review. The independent auditors have full and free access to the Audit Committee of the Trustees.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Trust’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2007.

Boyd Payne President	R. James Brown Vice President and Chief Financial Officer

Management’s Report	2007 Annual Review • 43

INDEPENDENT AUDITORS’ REPORT

To the Unitholders of
Fording Canadian Coal Trust

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Fording Canadian Coal Trust as at December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2007 and December 31, 2006, and the related consolidated statements of income and comprehensive income, accumulated earnings and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Trust’s financial statements as at December 31, 2007 and 2006 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Trust’s financial statements as at and for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Fording Canadian Coal Trust’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Trust’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal

44 • 2007 Annual Review	Independent Auditors’ Report

control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
Calgary, Alberta, Canada
March 11, 2008

Independent Auditors’ Report	2007 Annual Review • 45

FORDING CANADIAN COAL TRUST
CONSOLIDATED BALANCE SHEETS

	As at December 31
(millions of Canadian dollars)	2007	2006

Assets

Current assets
Cash and cash equivalents *	$151.5	$141.4
Accounts receivable	72.4	128.5
Fair value of foreign exchange forward contracts (note 10)	38.7	-
Inventory (note 4)	134.0	125.4
Prepaid expenses	4.9	4.9
NYCO assets held for sale (note 16)	-	23.9

	401.5	424.1

Capital assets (note 5)	652.8	603.2
Goodwill	12.9	12.9
Other assets (note 6)	19.6	20.8
NYCO assets held for sale (note 16)	-	12.8

	$1,086.8	$1,073.8

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$111.5	$119.6
Income taxes payable	18.3	31.8
Distributions payable	78.6	139.7
Current portion of long-term debt (note 7)	1.6	1.7
NYCO liabilities held for sale (note 16)	-	4.4

	210.0	297.2
Long-term debt (note 7)	280.9	312.5
Other long-term liabilities (note 8)	157.2	100.1
Future income taxes (note 9)	126.9	53.9
NYCO liabilities held for sale (note 16)	-	3.4

	775.0	767.1

Commitments and contingencies (note 10)

Unitholders’ equity (note 11)
Trust units	399.3	359.7
Accumulated earnings	2,005.9	1,672.6
Accumulated cash distributions	(2,093.4)	(1,734.6)
Accumulated other comprehensive income	-	9.0

	311.8	306.7

	$1,086.8	$1,073.8

*	Note that cash and cash equivalents for 2006 exclude $3.2 million of NYCO cash, which is included in NYCO assets held for sale.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

46 • 2007 Annual Review	Audited Consolidated Financial Statements

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(millions of Canadian dollars,	Years ended December 31
except per unit amounts)	2007	2006	2005

Revenues	$1,427.3	$1,798.2	$1,829.9
Expenses
Cost of product sold	562.0	532.3	469.2
Transportation	478.0	500.3	510.2
Selling, general and administration	28.3	33.3	26.4
Depreciation and depletion	50.8	49.4	47.9

	1,119.1	1,115.3	1,053.7

Income from operations	308.2	682.9	776.2
Other income (expenses)
Interest expense	(21.4)	(18.8)	(11.3)
Other items, net (note 13)	147.4	(36.8)	35.0

Income before taxes	434.2	627.3	799.9
Income tax expense (reversal) (note 9)	111.7	84.4	(34.4)

Net income from continuing operations	$322.5	$542.9	$834.3
Income (loss) from discontinued operation - NYCO (note 16)	10.8	(45.0)	(0.1)
Net income	$333.3	$497.9	$834.2

Other comprehensive income (loss) (note 11)	(4.5)	4.1	(2.6)

Comprehensive income	$328.8	$502.0	$831.6

Weighted average number of units outstanding (millions) (note 11)
Basic	147.9	147.0	147.0
Diluted	147.9	147.1	147.0

Basic and diluted earnings per unit
Net income from continuing operations	$2.18	$3.69	$5.68
Net income (loss) from discontinued operation - NYCO	$0.07	$(0.30)	$(0.01)

Net Income	$2.25	$3.39	$5.67

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Balance - beginning of year	$1,672.6	$1,174.8	$340.6

Net income	333.3	497.9	834.2
Redemption of units	-	(0.1)	-

Balance - end of year	$2,005.9	$1,672.6	$1,174.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Audited Consolidated Financial Statements	2007 Annual Review • 47

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Operating activities
Net income from continuing operations	$322.5	$542.9	$834.3
Items not using (providing) cash:
Depreciation and depletion	50.8	49.4	47.9
Loss (gain) on disposal of assets	(2.0)	(1.7)	0.3
Provision for asset retirement obligations, net	2.7	3.2	3.1
Unrealized gain on foreign exchange forward contracts	(38.7)	-	-
Unrealized foreign exchange loss (gain) on long-term debt	(47.2)	4.2	(8.1)
Future income tax expense (reversal)	73.0	9.2	(97.0)
Other items, net	5.0	1.8	0.6
Non-controlling interest	3.4	6.8	3.9
Change in accounting policy for in-process inventory (note 13)	-	31.7	-
Gain on reduction of interest in EVCP	-	-	(6.1)
Gain on issuance of partnership interest (note 8)	-	-	(27.2)
Operating cash flow from discontinued operation - NYCO (note 16)	(0.3)	2.3	5.4

	369.2	649.8	757.1
Decrease (increase) in non-cash working capital (note 14)	17.9	40.6	(124.3)

Cash from operating activities	387.1	690.4	632.8

Investing activities
Additions to capital assets	(49.0)	(29.2)	(118.8)
Proceeds on disposal of assets	4.0	2.1	1.4
Other investing activities, net	(0.1)	2.1	(1.8)
Proceeds on sale of NYCO (note 16)	34.3	-	-
Investing cash flow from discontinued operation - NYCO (note 16)	(0.6)	(0.8)	(2.2)

Cash used in investing activities	(11.4)	(25.8)	(121.4)

Financing activities
Distributions paid (notes 11 and 14)	(380.4)	(705.7)	(529.0)
Increase in long-term debt	17.1	94.8	23.1
Issuance of units, net	-	0.3	1.7
Redemption of units	-	(0.1)	-
Other financing activities, net	(5.5)	(9.4)	(3.0)
Proceeds on issuance of partnership interest	-	-	36.4
Financing cash flow from discontinued operation - NYCO (note 16)	-	-	(5.0)

Cash used in financing activities	(368.8)	(620.1)	(475.8)

Increase in cash and cash equivalents	6.9	44.5	35.6

Cash and cash equivalents - beginning of year	144.6	100.1	64.5

Cash and cash equivalents - end of year	$151.5	$144.6	$100.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

48 • 2007 Annual Review	Audited Consolidated Financial Statements

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

1.	STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of Alberta and governed by its declaration of trust. The Trust was formed in connection with a plan of arrangement effective February 28, 2003 (the 2003 Arrangement). These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the 2003 Arrangement (Old Fording).

Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation). Effective August 24, 2005, the Trust reorganized its structure pursuant to a plan of arrangement, (the 2005 Arrangement), under which substantially all of the assets of the Corporation were transferred to a new entity, Fording Limited Partnership (Fording LP), and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interests in Elk Valley Coal Partnership (the Partnership) previously held by the Corporation.

Effective January 1, 2007, the Trust reorganized its structure pursuant to a plan of arrangement (the 2006 Arrangement). The 2006 Arrangement resulted in the establishment of a royalty interest for the Trust in the income of Fording LP. As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of the units of the Trust. The 2006 Arrangement did not impact the consolidated financial statements of the Trust.

The Trust is a flow-through structure under Canadian income tax regulations and all taxable income of the Trust is generally distributed to the unitholders without being taxed at the Trust level. The Trust does pay provincial mineral taxes and Crown royalties on behalf of its subsidiaries. On June 22, 2007, the Federal Government of Canada announced changes to Canadian income tax regulations that will result in the taxation of income and royalty trusts that were publicly traded as of October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.

The principal asset of the Trust is its 60% interest in Elk Valley Coal, which was created in connection with the 2003 Arrangement and is accounted for by the Trust as a joint venture. Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Old Fording, Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures. Elk Valley Coal produces and sells metallurgical coal from six mines located in British Columbia and Alberta, Canada.

At the date of the 2003 Arrangement, the Corporation held a 65% interest in Elk Valley Coal and the remaining 35% interest was held by Teck Cominco. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. Teck Cominco’s interest in Elk Valley Coal increased from 35% to 38% effective April 1, 2004, increased from 38% to 39% effective April 1, 2005, and increased from 39% to 40% effective April 1, 2006. The change in interest resulted in a corresponding reduction in the Trust’s share of all of the assets and liabilities of Elk Valley Coal and a net charge to earnings of $32.1 million over the two years ended December 31, 2005.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 49

The Trust previously held a 100% interest in NYCO, which consisted of the Trust’s subsidiaries that mined and processed wollastonite and tripoli at two operations in the United States and one operation in Mexico. NYCO was sold in June 2007 and is accounted for as a discontinued operation in the consolidated financial statements. The accompanying comparative financial statements for 2006 and 2005 reflect NYCO as a discontinued operation.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned.

A significant portion of the Trust’s results are from activities conducted on a joint-venture basis. The consolidated financial statements reflect the Trust’s proportionate interest in such ventures. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies. Investments in companies over which the Trust does not exercise either control or joint control, but for which the Trust exercises significant influence over the operating, investing and financing decisions, are accounted for using the equity method.

The material differences between Canadian and United States generally accepted accounting principles as they apply to the Trust are discussed in note 17.

Certain of the comparative figures have been reclassified to conform to the current year presentation.

Use of estimates

The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. The most significant estimates relate to asset retirement obligations; income taxes; capital assets, including coal reserves, depreciation and depletion, and impairment testing; employee future benefits and inventory valuation.

Asset retirement obligations

Reclamation programs and cost estimates are developed to meet existing government regulations and standards. These estimates require extensive judgement about the nature, cost and timing of the work to be completed and may change with future changes to costs, environmental laws, regulations and remediation practices. Increases in estimates of future costs may cause the asset retirement obligation to increase, which would result in an increase in both the capitalized asset retirement costs, which are included in capital assets, and the asset retirement obligation. Earnings would not generally be impacted immediately by the increase in the asset retirement obligation, but the increase would result in higher depletion expense being recorded against the capitalized asset retirement costs and higher accretion expense being recorded on the asset retirement obligations in future periods.

50 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Income taxes

The net future tax liability is based on estimated gross temporary differences that relate primarily to the difference between the net book value of the Trust’s capital assets for accounting purposes and their tax basis. The estimates of temporary differences and the timing of their reversals are complex and require significant judgment. These estimates may change in the future and the future tax liability and future income tax expense may fluctuate as a result of changes in these estimates.

Capital assets, including coal reserves, depreciation and depletion, and impairment testing

The determination of coal reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of coal deposits may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and coal reserve estimates, both of which are determined with the exercise of judgement. Changes in these estimates may result in increases or decreases in the amount of depreciation and depletion expense recorded in future periods.

Capital assets are tested for impairment of value whenever possible impairment indicators are identified. When such indicators are identified for a particular capital asset, an undiscounted cash flow projection is prepared based on the long-term operating plans for the asset. If the estimated undiscounted future cash flows from the asset are less than its net book value, then the asset is written-down to its fair value. Fair value is generally determined based on the estimated discounted future cash flows of the asset. The estimates of future cash flows used in these evaluations are highly subjective and require significant judgement, particularly because the future cash flows are typically projected many years into the future and are highly dependent on uncertain variables such as future coal sales volumes and prices, foreign exchange rates, operating costs and capital requirements. Changes in these estimates could result in an impairment charge being recorded against capital assets in a future period.

Employee future benefits

Employee post-retirement benefit plans include pension plans and other post-retirement benefit plans, the costs of which are based on estimates. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate more subjective factors into their assumptions, such as withdrawal and mortality rates. Changes in these estimates could result in increases or decreases in compensation expense in future periods.

Inventory valuation

Inventories are valued at the lower of net realizable value and average cost. The net realizable value of finished and in-process product inventory is an estimate based on various factors such as economic and market conditions, expected selling prices, freight and other transportation costs, and foreign exchange rates. The net realizable value of stores and materials inventory is an estimate based on the age and condition of the items, economic and market conditions, and freight and other transportation costs.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 51

Changes in estimates of net realizable value may result in reductions in the carrying value of inventory and corresponding charges to cost of product sold in future periods.

Cash and cash equivalents

Temporary investments with maturities of 90 days or less at the time of purchase are considered to be cash equivalents and are recorded at cost, which approximates fair value.

Accounts receivable

Certain trade accounts receivable are sold at a discount for cash such that ownership of the accounts receivable is transferred to the purchaser. No interests are retained in the accounts receivable other than the deductible associated with trade credit insurance and any obligations arising from commercial disputes with respect to the product sold. The accounts receivable are sold at a discount that reflects a financing rate from the time of the sale to the date of maturity of the accounts receivable. The accounts receivable are removed from the balance sheet when sold and consideration is received, and the discount is charged to earnings. Any provision for the trade credit insurance deductible is considered together with any allowance for doubtful collection of unsold accounts receivable.

Inventory

Finished and in-process product inventories are valued at the lower of average cost and net realizable value. Average cost includes direct and indirect expenses associated with extracting and processing minerals from the mines, as well as certain allocated expenses such as depreciation, depletion and overhead that can be attributed to bringing inventories to their present location and condition. Net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location.

Stores and materials inventory represents consumable spare parts on hand, which are valued at the lower of average cost or net realizable value. Net realizable value, if held for use, is average cost less any provision for obsolescence. If held for sale, net realizable value is the fair value of the parts less any costs associated with their disposal.

Capital assets

Land, buildings and equipment are recorded at cost and maintenance and repairs are expensed as incurred. Buildings are depreciated on a straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on a straight-line basis over its useful life, determined by the number of hours expected to be in operation, which ranges from an equivalent of 5 to 35 years.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit-of-production method based upon the proven and probable mineral reserve position of the mine at the beginning of the year. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon proven and probable mineral reserves.

52 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are capitalized. Upon commencement of production, these capitalized costs are charged to operations on a unit-of-production method based upon proven and probable mineral reserves.

The costs of stripping activities during the production phase of a mine are generally expensed as variable production costs. The costs are capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. Any capitalized stripping costs are described as investing activities in the cash flow statement and are depleted on a unit-of-production basis over the life of the mineral reserves that directly benefit from the specific stripping activity.

Capital assets are tested for impairment if there is an indication that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If impairment is indicated the capital asset is written down to its fair value. Fair value is generally determined based on the estimated discounted future cash flows of the asset.

Goodwill

Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or when an event or circumstance occurs that would indicate that the asset may be impaired. Impairment losses are recognized in current period earnings.

Research and development

Research costs are charged to earnings in the period in which they are incurred.

Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use, at which point they are depreciated over the useful life of the asset.

Capitalized interest

Interest is capitalized on major capital projects under development based on the borrowing rate of debt related to the project, or the average cost of borrowing.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and depleted using a unit-of-production method based upon the proven and probable mineral reserve position of the mine. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed annually and revised for changes in estimated future costs and regulatory requirements.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 53

Foreign currency translation

Transactions denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at period-end exchange rates and gains or losses are recorded as a component of Other items, net in the consolidated statements of income.

Financial instruments

All financial instruments are initially recorded at fair value. Financial assets are designated upon inception as either i) held-to-maturity, ii) held-for-trading, iii) available-for-sale, or iv) other loans and receivables. The designation determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded.

All of the Trust’s financial assets, other than derivative financial instruments, have been designated as either held-to-maturity or other loans and receivables and are carried on the balance sheet at amortized cost. Held-to-maturity financial assets are restricted to fixed term investments that the Trust has the intent and ability to hold to maturity. The Trust does not have any financial assets that are designated as held-for-trading other than its derivative financial instruments. The Trust utilizes foreign exchange forward contracts to manage its foreign currency exposure to changes in the Canadian/U.S. dollar exchange rate. The Trust’s policy is to not employ derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are carried on the balance sheet at fair value with unrealized gains or losses reported through earnings, unless hedge accounting is elected. Effective January 1, 2007, the Trust elected not to employ hedge accounting for its foreign exchange forward contracts and accordingly, changes in the fair value of the contracts are recognized as Other items, net in the consolidated statements of income. The Trust does not have any financial assets that are designated as available-for-sale.

Financial liabilities are designated as either i) held-for-trading or ii) other liabilities. All of the Trust’s financial liabilities, other than derivative financial instruments, have been designated as other liabilities and are carried on the balance sheet at amortized cost.

Transaction costs associated with held-for-trading financial instruments are expensed as incurred, while transaction costs associated with all other financial instruments are added to the initial carrying amount of the asset or liability.

Revenue recognition

Sales revenues are recognized when the risks and rewards of ownership pass to the customer. This occurs when coal is either loaded onto a train, truck or an ocean going vessel or when it is unloaded at the final destination, depending on the terms of the sales contract.

Income taxes

Future tax assets and liabilities are based on differences between the value of assets and liabilities in the financial statements and their values for income tax, provincial mineral tax and Crown royalty purposes, using substantively enacted tax and royalty rates. The effect of changes in income tax, provincial mineral tax and Crown royalty rates on future income tax assets and liabilities is recognized in the period that the change occurs. A future tax asset is recognized if it is more likely than not to be realized.

54 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Unit-based compensation

The fair-value method of accounting for stock-based compensation related to unit options was adopted for all awards granted, modified or settled on or after January 1, 2003. No unit options have been granted since the 2003 Arrangement.

A unit equivalent plan is in place for Trustees and Directors, who receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. The vested unit equivalents are re-valued quarterly based on the closing price of the units trading on the Toronto Stock Exchange, with an equivalent charge to earnings. Notional distributions earned on the vested unit equivalents are charged to earnings. These unit equivalents are paid in either cash or units at the option of the holder.

A deferred unit equivalent incentive plan was implemented effective January 1, 2007, which provides grants of unit equivalents to certain employees. The unit equivalents are granted once per year and are initially valued at the five-day weighted average unit price immediately preceding the grant date. The unit equivalents vest at the end of a three year period and the initial value of the unit equivalents on the grant date is charged to earnings ratably over the vesting period. The accrued unit equivalents are re-valued quarterly based on the closing price of the units on the Toronto Stock Exchange with an equivalent charge to earnings. Notional distributions earned on the accrued unit equivalents are charged to earnings. These unit equivalents are paid in cash at the end of the three year vesting period. No actual units are issued under the plan.

Employee future benefits

The costs of pensions and other post-retirement benefits, which are primarily health care and life insurance, are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. The expected return on plan assets is estimated based on the fair value of plan assets. The projected benefit obligation is discounted using a market interest rate at year end for high quality corporate debt instruments.

For defined benefit pension plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, and the amortization of actuarial gains or losses when they exceed 10% of the greater of the benefit obligation and the related fair value of plan assets. The amortization period for adjustments and net actuarial gains or losses is the expected average remaining service lives of employees covered by the various plans.

Contributions to defined contribution pension plans are expensed when the benefits are earned.

The costs of post-retirement benefits other than pensions are recognized on an accrual basis over the estimated remaining service lives of employees.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 55

3.	RECENT AND UPCOMING CHANGES IN ACCOUNTING POLICIES

Financial instruments, hedges and comprehensive income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to the Trust on January 1, 2007.

Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact because the Trust’s non-derivative financial instruments continue to be carried at amortized cost under the new accounting standard.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. The Trust has elected not to apply hedge accounting under section 3865 at this time.

The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may contribute to earnings volatility and have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. The Trust has entered into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program. These derivatives are now carried at fair value in the consolidated balance sheets with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in net income.

As a result of the Trust’s decision not to apply hedge accounting, both the realized and unrealized gains or losses on its foreign exchange forward contracts are recorded as components of Other items, net in the consolidated statements of income and comprehensive income. Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting standards and, accordingly, unrealized gains or losses on the contracts were not recorded in net income and the realized gains or losses on the contracts were included in Revenues.

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders’ equity section of the consolidated balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. For the Trust, the major item included in accumulated other comprehensive income was the foreign currency translation adjustment. On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income. This reclassification did not affect total unitholders’ equity or net income. The comparative figures have been restated to reflect the reclassification of the foreign currency translation account to accumulated other comprehensive income and to reflect foreign currency translation adjustments as other comprehensive income. During 2007, the foreign currency translation account balance was eliminated due to the sale of NYCO — see note 16.

56 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Inventories

CICA Handbook Section 3031 provides new guidelines for accounting for inventories. Section 3031 will become applicable to the Trust on January 1, 2008, and is not expected to have a material impact on its consolidated financial statements.

Financial instruments and capital disclosures

CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3863, Financial Instruments — Presentation are new disclosure requirements that will become effective for the Trust beginning January 1, 2008. Any additional disclosures related to the Trust’s financial instruments and capital management strategies will be added to existing disclosures provided by the Trust in the notes to the consolidated financial statements beginning in the first quarter of 2008.

Intangible assets

CICA Handbook Section 3064, Intangible Assets, will become applicable to the Trust on January 1, 2009. The new guidance will replace Section 3062, Goodwill and Other Intangible Assets, and is issued with the withdrawal of other accounting pronouncements dealing with intangible assets. Section 3064 provides guidance that clarifies the recognition and initial measurement of intangible assets, especially internally generated intangibles, and will virtually eliminate the practise of deferring costs that no longer meet the definition of an asset. The Trust is currently evaluating the impact of this standard on the consolidated financial statements.

International financial reporting standards (IFRS)

The use of IFRS for financial reporting in Canada will become applicable for all publicly accountable enterprises for the year beginning January 1, 2011. The Trust, as a publicly accountable enterprise, is in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impact on the consolidated financial statements of converting to IFRS are unknown at this time.

4.	INVENTORY

	As at December 31

(millions of Canadian dollars)	2007	2006

Finished and in-process product inventories	$86.7	$82.0
Stores and materials	47.3	43.4

	$134.0	$125.4

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 57

5.	CAPITAL ASSETS

(millions of Canadian dollars) As at December 31, 2007

		Accumulated	Net book
	Cost	Amortization	Value

Land, buildings and equipment	$793.6	486.0	307.6
Mineral properties and development	479.1	136.3	342.8
Capital leases	3.2	0.8	2.4

	$1,275.9	623.1	652.8

(millions of Canadian dollars) As at December 31, 2006

		Accumulated	Net book
	Cost	Amortization	Value

Land, buildings and equipment	$686.7	459.5	227.2
Mineral properties and development	495.3	121.9	373.4
Capital leases	3.1	0.5	2.6

	$1,185.1	$581.9	$603.2

At December 31, 2007, costs of $24.0 million (2006 - $11.8 million) were capitalized for reserves and coal deposits located on properties not currently being mined and for equipment not yet placed in service, which are not being amortized. During 2006 and 2007, no interest was capitalized for major projects under construction.

Prior to the 2003 Arrangement, certain stripping costs incurred during the production phase of mining were deferred. No stripping costs were deferred in 2006 or 2007. The net book value of these deferred stripping costs at December 31, 2007 was $36.5 million (2006 - $37.8 million), which is included in mineral properties and development. The balance is being depleted using a unit-of-production method based upon proven and probable mineral reserves. Depletion expense on these deferred stripping costs was $1.3 million for 2007 (2006 - $1.3 million).

6.	OTHER ASSETS

	As at December 31

(millions of Canadian dollars)	2007	2006

Long-term receivables	$6.3	$6.5
Accrued pension benefits (note 8)	11.2	12.0
Other	2.1	2.3

	$19.6	$20.8

58 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

7.	LONG-TERM DEBT AND BANKING FACILITIES

	As at December 31

(millions of Canadian dollars)	2007	2006

Long-term debt
Five-year bank credit facilities:
US$283.0 million (2006 - US$250.0 million) in LIBOR rate loans with an average interest rate of 5.5% (2006 - 5.9%)	$279.6	$291.3
Revolving bankers acceptances	-	18.0

Other debt
Equipment financing due 2009 bearing an interest rate of 5.1%	1.4	2.8
Capital lease obligations expiring in 2011 with an interest rate of 5.3%	1.5	2.1

	282.5	314.2
Less current portion
	(1.6)	(1.7)

	$280.9	$312.5

The Trust and Elk Valley Coal together have a five-year revolving bank credit facility with a syndicate of banks. The banks have committed up to $400.0 million to the Trust and up to $200.0 million to Elk Valley Coal, of which the Trust’s share is $120.0 million. The borrowings can be an equivalent amount in either Canadian or U.S. dollars. The facility is due February 11, 2012, but it may be extended annually for one additional year at the request of the borrowers and with the concurrence of the banking syndicate. The facility may be used for general corporate purposes and to issue letters of credit or guarantee. The forms of borrowings are at the discretion of the borrowers. Short-term borrowings may be rolled over at the sole discretion of the borrowers, unless an event of default has occurred, in which case the maximum period is one month. Both the Trust’s and Elk Valley Coal’s borrowings are currently in the form of U.S. LIBOR rate loans. The facility requires no repayment until its due date. The Trust’s borrowings under the facility are collateralized by its proportionate interest in the assets of Elk Valley Coal and guarantees provided by Elk Valley Coal. Elk Valley Coal’s borrowings are secured by limited recourse guarantees or security agreements from the partners in proportion to their ownership interests. A default by either the Trust or Elk Valley Coal triggers a default under the facility.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 59

At December 31, 2007, the Trust’s share of other uses of bank facilities and unused lines of credit are summarized in the following table:

	As at December 31
(millions of Canadian dollars)	2007	2006

Other use of bank credit facilities
Issued and outstanding letters of credit and guarantee:
The Trust	$-	$0.1
Elk Valley Coal (Trust’s share)	47.3	51.3

	$47.3	$51.4

Unused bank credit facilities
The Trust	$153.0	$108.6
Elk Valley Coal (Trust’s share)	40.1	50.7

	$193.1	$159.3

8.	OTHER LONG-TERM LIABILITIES

	As at December 31
(millions of Canadian dollars)	2007	2006

Asset retirement obligations	$119.9	$67.5
Pension and other post-retirement benefits	29.0	24.7
Non-controlling interest	6.4	7.0
Other, net	1.9	0.9

	$157.2	$100.1

Asset retirement obligations

Asset retirement obligations are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. The calculations of the asset retirement obligations include estimates of reclamation spending over the next 44 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area. These obligations are funded from general cash resources at the time reclamation work is completed.

60 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

The following table presents the reconciliation of asset retirement obligations:

	As at December 31
(millions of Canadian dollars)	2007	2006

Balance - beginning of year	$67.5	$69.5
Liabilities incurred	1.0	1.6
Liabilities settled	(2.6)	(1.6)
Accretion expense	4.4	4.3
Revision in estimated costs	49.4	(6.9)
Other	0.2	0.6

Balance - end of year	$119.9	$67.5

Asset retirement obligations and costs are periodically reviewed and are revised for changes in future estimated costs and regulatory requirements. At December 31, 2007, the total estimated undiscounted cost to settle the obligations is $225.4 million (2006 - $143.2 million), which using an average credit adjusted risk-free rate of 6.5% (2006 - 6.8%) and an annual inflation factor of 2.75% (2006 - 2.0%), results in a discounted obligation of $119.9 million (2006 - $67.5 million).

Pension and other post-retirement benefit obligations

	As at December 31
(millions of Canadian of dollars)	2007	2006

Pensions	$13.6	$11.7
Other post retirement benefits	15.4	13.0

	$29.0	$24.7

Substantially all employees participate in either a defined benefit or defined contribution pension plan.

There are several defined contribution plans which require minimum matching contributions by the employees and some of these plans permit additional voluntary contributions to be made by the employees. The cost of these plans for the year ended December 31, 2007 was $3.5 million (2006 - $3.6 million; 2005 - $2.8 million), which includes the employer contributions and payments of fees to third party service providers. There have been no significant changes to these plans which would affect the comparability to prior year’s compensation expense.

There are three defined benefit plans, all of which do not require employee contributions. The benefits are determined using two alternative methodologies depending on the plan. Under the “best average pay” plans, the pension benefit is determined by applying a formula to the best average earnings over a given period. Under the “flat benefit” plans, the pension benefit is a fixed dollar amount per month for each year of service. For accounting purposes the accrued benefit obligation and fair value of plan assets are measured at December 31, 2007.

Actuarial valuations are completed every three years. The purpose of the actuarial valuation is to confirm the actuarial liability relating to members in the plan and to establish the minimum contributions that are required to be made in order to fund the plan from the date of the actuarial valuation to the effective date of the next actuarial valuation. Two of the defined benefit plans had actuarial valuations completed as at December 31, 2006. The third plan was completed as at December 31, 2005. Actuarial valuations are also completed every three years for the other post retirement benefit plans with the next valuation to be completed as at December 31, 2007.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 61

Investment strategies support the objectives of each defined benefit pension plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective is to achieve an annual return on plan assets over a four-year period equal to at least the general inflation rate plus 4.0%. The assets of the defined benefit pension plans are managed by pension fund managers under the oversight of the Elk Valley Coal pension committee. An asset allocation mix has been developed for each defined benefit pension plan to help achieve this objective. The plan assets are monitored quarterly and rebalanced when the asset classes exceed their target asset allocations. Reviews of the investment guidelines for each plan are undertaken annually and portfolio and investment managers’ performance is monitored quarterly.

In addition to pension benefits, other post retirement benefits including health care and life insurance benefits are provided for retired employees, depending upon their respective terms of employment. These other post-retirement benefits are unfunded.

Defined benefit pension expense and other post-retirement benefit expense includes the following components for the year ended December 31, 2007 and are included in Cost of product sold and Selling, general and administration expense:

	Years ended December 31
	2007		2006		2005
	Defined		Defined		Defined
	benefit	Other post-	benefit	Other post-	benefit	Other post-
	pension	retirement	pension	retirement	pension	retirement
(millions of Canadian dollars)	plans	benefits	plans	benefits	plans	benefits

Current service cost of benefits	$7.3	$0.9	$6.4	$0.9	$4.6	$0.7
Interest cost on projected benefit obligation	9.8	1.2	9.0	0.9	7.7	0.7
Actual return on pension fund assets	(2.3)	-	(16.1)	-	(11.8)	-
Difference between actual and expected rate of return on plan assets	(7.6)	-	8.5	-	4.8	-
Amortization of actuarial losses	1.5	0.6	2.9	-	1.2	-
Amortization of past service costs	3.3	-	2.9	-	0.7	-

Net expense	$12.0	$2.7	$13.6	$1.8	$7.2	$1.4

62 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Actuarial gains or losses for the defined benefit pension plans are deferred and amortized to pension expense over the expected average remaining service lives of employees. Past service costs are amortized to pension expense on a straight-line basis over the remaining service period of employees. The following expense would represent the net pension expense if these items were not deferred:

	Years ended December 31
	2007		2006		2005
	Defined		Defined		Defined
	benefit	Other post-	benefit	Other post-	benefit	Other post-
	pension	retirement	pension	retirement	pension	retirement
(millions of Canadian dollars)	plans	benefits	plans	benefits	plans	benefits

Net pension expense above	$12.0	$2.7	$13.6	$1.8	$7.2	$1.4
Amounts deferred for later recognition:
Difference between expected and actual return on plan assets	7.6	-	(8.5)	-	(4.8)	-
Difference between past service costs amortized and past service costs incurred	(3.3)	-	13.8	-	(0.7)	-
Difference between actuarial losses amortized and actuarial losses (gains) incurred	(16.2)	(0.6)	2.9	-	24.4	-

	$0.1	$2.1	$21.8	$1.8	$26.1	$1.4

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 63

Information about the defined benefit pension plans and other post-retirement benefit plans, in aggregate, is as follows:

	2007		2006
	Defined		Defined
	benefit	Other post-	benefit	Other post-
	pension	retirement	pension	retirement
(millions of Canadian dollars)	plan	benefits	plan	benefits

Change in benefit obligations
Benefit obligations - beginning of year	$191.2	$21.3	$159.0	$17.6
Actuarial revaluation	(6.1)	1.1	5.8	-
Current service cost	7.3	0.9	6.4	0.9
Interest cost	9.8	1.2	9.0	0.9
Benefits paid	(6.4)	(0.4)	(5.8)	(0.3)
Transfers to other plans	0.4	-	-	-
Impact of new discount rate	(8.6)	(1.1)	-	-
Plan improvements	-	-	16.7	-
Other	(0.2)	0.1	0.1	2.2

Benefit obligations - end of year	187.4	23.1	191.2	21.3

Change in fund assets

Fair value of fund assets - beginning of year	139.1	-	112.3	-
Actual return on fund assets	2.3	-	16.1	-
Employer contributions	9.3	0.4	16.4	0.3
Benefits paid	(6.4)	(0.4)	(5.8)	(0.3)
Other	0.4	-	0.1	-

Fair value of fund assets - end of year	144.7	-	139.1	-

Funded status - plan deficit	(42.7)	(23.1)	(52.1)	(21.3)
Unamortized prior service cost	11.1	-	14.4	-
Unamortized net actuarial loss	29.2	7.7	38.0	8.3

Accrued benefit asset (liability)	$(2.4)	$(15.4)	$0.3	$(13.0)

Represented by:
Accrued benefit assets (note 6)	$11.2	$-	$12.0	$-
Accrued pension liability	(13.6)	(15.4)	(11.7)	(13.0)

	$(2.4)	$(15.4)	$0.3	$(13.0)

None of the defined benefit pension plans included in the above table were fully funded as of December 31, 2007 or December 31, 2006.

64 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Pension fund assets consist of the following investments based on fair values:

	As at December 31
(millions of Canadian dollars)	2007	2006

Cash and cash equivalents	$0.6	$3.2
Fixed income	52.8	53.4
Canadian equity	32.3	43.0
U.S. equity	26.7	25.4
European, Australian and Asian equity	21.4	14.1
Real estate	7.6	-
Infrastructure	3.3	-

	$144.7	$139.1

There are no investments in related parties included in the fund assets at December 31, 2007. In 2006 the fund assets included investments in Teck Cominco, a related party, equal to 0.4% of the total fair value.

Annual contributions to the defined benefit pension plans are not less than the minimum amounts required by legislation. Based on the latest actuarial valuation reports and applicable legislation, contributions of $9.3 million (2006 – $16.4 million) were made to the defined benefit pension plans for the year ending December 31, 2007. Contributions in 2006 included a $10.8 million voluntary employer contribution. Expected contributions for 2008 are $6.7 million, which reflects the minimum amount required by legislation. No voluntary employer contributions were made in 2007 and none are expected to be made in 2008.

Estimated benefit payments for each of the next five years through 2012 and the aggregate of the five years thereafter are as follows:

		Other
	Pension	Post-Retirement
(millions of Canadian dollars)	Benefits	Benefits

2008	7.2	0.4
2009	8.2	0.5
2010	9.4	0.5
2011	10.7	0.6
2012	12.4	0.7
2013 to 2017	118.7	6.9

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 65

Actuarial assumptions used to calculate the defined benefit pension expense and benefit obligations and to calculate other post-retirement benefit expense and obligations are:

	Years ended December 31
	2007	2006	2005

Discount rate for plan expense	5.0%	5.0%	6.0%
Discount rate for plan obligations	5.3%	5.0%	5.0%
Projected future salary increases	4.0%	4.0%	4.0%
Expected rate of return on fund assets	7.0%	7.0%	7.3%
Projected health care cost increases:
Provincial	4.0%	4.0%	3.0%
Extended care	9.0%	10.0%	9.5%
Assumed health care cost trend rate*	9.0% to 5.0%	10.0% to 5.0%	9.5% to 5.0%

*	Ultimate trend rate expected to be achieved in 2011.

The expected long-term rate of return on fund assets is developed based on projected returns for each asset class, as well as the target asset allocation of the pension portfolio.

Sensitivities

A one percentage point change in health care costs would have the following impact on the components of other post-retirement benefit obligations:

(millions of Canadian dollars)	1% increase	1% decrease

Increase (decrease) in total service and interest cost	$0.1	$(0.1)
Increase (decrease) in benefit obligation	$0.2	$(0.1)

Non-controlling interest

Effective August 1, 2005 two steel producers each acquired a 2.5% equity investment in the Elkview Mine Limited Partnership. This transaction resulted in a dilution gain of $27.2 million, which was reported as a component of Other items, net in the 2005 consolidated statement of income and comprehensive income.

66 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

9.	INCOME TAXES

Income tax expense is made up of the following components:

	Years ended December 31

(millions of Canadian dollars)	2007	2006	2005

Current income tax expense (reversal):
Provincial mineral taxes and Crown royalties	$38.3	$75.5	$58.7
Canadian corporate income taxes	0.4	(0.3)	3.9

	38.7	75.2	62.6
Future income tax expense (reversal) :
Provincial mineral taxes and Crown royalties	2.0	9.2	31.3
Canadian corporate income taxes	71.0	-	(128.3)

	73.0	9.2	(97.0)

Total income tax expense (reversal)	$111.7	$84.4	$(34.4)

Prior to the 2005 Arrangement, income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties. Coincident with the 2005 Arrangement and the creation of a flow-through structure, the Trust reversed its accumulated balance of future Canadian corporate income taxes outstanding on the date of the 2005 Arrangement of $164.3 million. On June 22, 2007, legislation was enacted that effectively imposes income tax for income trusts, including royalty trusts, for taxation years beginning in 2011. The enactment of this legislation triggered the recognition of future Canadian corporate income tax assets and liabilities, with a corresponding impact on future Canadian corporate income tax expense, based on temporary differences expected to reverse after the date that the taxation changes take effect. A $71.0 million future income tax liability at December 31, 2007 and a $71.0 million charge to income tax expense were recorded based on estimated gross temporary differences of approximately $253.0 million that are expected to reverse after 2010, using an effective tax rate of 28%.

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

	Years ended December 31

(millions of Canadian dollars)	2007	2006	2005

Expected income tax expense at Canadian statutory tax rate of 39% (2006 - 39%; 2005 - 39%)	$169.3	$244.6	$312.0

Increase (decrease) in taxes resulting from:
Allocation of net income to unitholders	(169.1)	(246.3)	(231.6)
Provincial mineral taxes and Crown royalties	40.5	84.7	89.9
Future Canadian corporate income taxes recognized as a result of the taxation change	71.0	-	-
Loss on reduction of interest in Elk Valley Coal	-	-	(3.7)
Resource allowance	-	-	(26.1)
Gain on issuance of partnership interest	-	-	(10.6)
Reversal of future income taxes	-	-	(164.3)
Other	-	1.4	-

Income tax expense (reversal)	$111.7	$84.4	$(34.4)

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 67

The temporary differences comprising the future income tax assets and liabilities are as follows:

	As at December 31

(millions of Canadian dollars)	2007	2006

Future income tax assets:
Asset retirement obligations	$48.2	$8.5

Future income tax liabilities:
Capital assets carrying value in excess of tax basis	187.7	63.1
Other	(12.6)	(0.7)

	175.1	62.4

Net future income tax liabilities	$126.9	$53.9

The Trust recognized future provincial mineral tax assets of $8.7 million in 2006 and $22.8 million in 2005. The recognition of these future tax assets reduced goodwill by the same amounts because the future tax assets existed but were unrecognized at the time of the 2003 Arrangement. During 2007, none of these future tax assets were utilized (2006 - $13.1 million).

10.	COMMITMENTS, CONTINGENCIES, CREDIT RISK MANAGEMENT AND FAIR VALUES

Foreign exchange forward contracts

Foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. As at December 31, 2007, the Trust had outstanding foreign exchange forward contracts totalling US$256.0 million at an average exchange rate of US$0.87. All of the contracts mature in the first quarter of 2008.

At December 31, 2007, unrealized gains on foreign exchange forward contracts were $38.7 million (2006 - $4.5 million loss; 2005 - $56.8 million gain) based on an average forward U.S./Canadian dollar exchange rate of US$1.01. Realized gains on foreign exchange forward contracts in 2007 were $74.5 million (2006 - $59.4 million; 2005 - $107.2 million).

Leases

Elk Valley Coal leases mining equipment, vehicles and rail cars. The minimum lease payments are payable in both Canadian and U.S. dollars and at December 31, 2007 the Trust’s portion of these minimum payments is as follows:

			Total CDN$
(millions of dollars)	US$	CDN$	Equivalent

2008	$1.8	$15.1	$16.8
2009	0.9	4.7	5.5
2010	0.4	1.6	2.1
2011	0.4	0.8	1.2
2012 and thereafter	0.4	0.6	1.0

	$3.9	$22.8	$26.6

68 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

U.S. dollar commitments have been translated to the Canadian dollar equivalent using the year-end U.S./Canadian dollar exchange rate of US$1.01.

Credit risk management

Export-coal sales represent the principal component of Elk Valley Coal’s revenues. Coal is sold under contract or in the spot market to approximately 45 customers worldwide. The majority of these customers are steel producers. Coal sales are typically contracted in U.S. dollars and terms of payment generally range from seven to 60 days. To manage its credit risk, Elk Valley Coal obtains, to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit.

The Trust, directly and through its interest in Elk Valley Coal, is exposed to credit losses in the event of non-performance by counterparties to financial instruments, including the Trust’s foreign exchange forward contracts. However, the Trust and Elk Valley Coal deal with counterparties of high credit quality to mitigate the risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.

Fair values

The carrying amounts of short-term financial assets and liabilities as presented in the consolidated balance sheets are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt excluding capital leases and equipment financing of $279.6 million at December 31, 2007 is considered to be a reasonable estimate of fair value.

Sale of receivables

Elk Valley Coal has entered into a US$100 million facility, which is renewable annually, allowing it to sell certain U.S. dollar receivables. The proceeds from the sale of receivables are 100% of the invoiced amount less a discount equal to the applicable market financing rate, as applied to the period from the date of sale to the date of maturity of the receivable. When selling a receivable, Elk Valley Coal transfers ownership of the receivable and assigns its interest in any applicable trade credit insurance coverage. Elk Valley Coal expends minimal effort to manage the accounts receivable subsequent to their sale and ascribes no value to this effort.

At the time of their sale, the receivables are removed from the balance sheet and the discount is charged to Other items, net in the consolidated statements of income. The Trust’s share of receivables sold in 2007 amounted to US$753.4 million (2006 - US$662.9 million). The Trust’s portion of accounts receivable sold and outstanding under this agreement as at December 31, 2007 amounted to US$6.1 million (2006 - US $8.2 million).

Neptune Terminals

By virtue of its 46% ownership interest in Neptune Bulk Terminals (Canada) Ltd. (Neptune Terminals), a terminal operation located in Vancouver, Canada, Elk Valley Coal is effectively obligated for its share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these obligations at December 31, 2007 was $13.0 million (2006 - $11.4 million) and $3.3 million (2006 - $3.3 million), respectively. The interest in Neptune Terminals is accounted for using the equity method.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 69

Other

During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not to be material.

11.	UNITHOLDERS’ EQUITY

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the declaration of trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and have equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount redeemable each quarter.

Trust units

(millions of units and Canadian dollars)	Units	Amount

Balance at December 31, 2005	147.0	$359.4
Units issued on exercise of options	-	0.3

Balance at December 31, 2006	147.0	359.7
Units issued on exercise of options	0.1	0.1
Units issued under distribution reinvestment plan	1.2	39.5

Balance at December 31, 2007	148.3	$399.3

Distribution reinvestment plan

During 2007, the Trust implemented a distribution reinvestment plan. Approximately 1,250,000 units were issued under the plan in 2007 in lieu of cash distributions of $39.5 million. In addition, approximately 380,000 units were issued in January 2008 in lieu of cash distributions of $13.5 million.

Distribution payments are reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan of $39.5 million for the year ended December 31, 2007.

Accumulated cash distributions

Cash distributions to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust. The declaration of trust requires the Trust to make distributions annually in an amount sufficient to eliminate its liability for current Canadian corporate income taxes.

70 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

	As at December 31

(millions of Canadian dollars)	2007	2006

Balance -beginning of year	$1,734.6	$1,124.4
Distributions declared	358.8	610.2

Balance - end of year	$2,093.4	$1,734.6

Cash distributions to unitholders can exceed net income. Should this persist, unitholders’ equity may decline. Further, the 2003 Arrangement resulted in the assets and liabilities of the Trust being recorded at the historical net book values recorded by Old Fording. At the time of the 2003 Arrangement, the market capitalization of the Trust was $1.4 billion and its net book value was $300.0 million. If the assets had been revalued at that time, the impact of distributions on unitholders’ equity would not be as significant.

Accumulated other comprehensive income

Accumulated other comprehensive income is made up of the following components:

	Years ended December 31,

(millions of Canadian dollars)	2007	2006	2005

Accumulated other comprehensive income, beginning of year
Foreign currency translation account balance	$9.0	$4.9	$7.5
Fair value of foreign exchange forward contracts outstanding on January 1, 2007	(4.5)	-	-

	4.5	4.9	7.5
Other comprehensive income (loss):
Settlement of foreign exchange forward contracts outstanding on January 1, 2007	4.5	-	-
Release of foreign currency translation account balance on sale of NYCO	(6.8)	-	-
Foreign currency translation adjustments related to NYCO	(2.2)	4.1	(2.6)

	(4.5)	4.1	(2.6)

Accumulated other comprehensive income, end of year	$-	$9.0	$4.9

The adoption of new accounting standards for financial instruments on January 1, 2007 required the Trust to record its foreign exchange forward contracts outstanding on January 1, 2007 (the transition date) as a liability at their fair value of $4.5 million in the 2007 opening balance sheet. These derivatives outstanding on the transition date were not designated as hedges under the new accounting standards. Under the transition provisions of the new accounting standards, the Trust recorded a charge to the 2007 opening balance of accumulated other comprehensive income of $4.5 million. All of the foreign exchange forward contracts outstanding on the transition date settled during 2007 and, accordingly, the $4.5 million balance in accumulated other comprehensive income was released to income as a component of Other items, net.

The foreign currency translation adjustments resulted from the translation of NYCO’s U.S. dollar financial statements into Canadian dollars. The foreign currency translation account balance was eliminated on the sale of NYCO as explained in note 16.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 71

Earnings per unit

In calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options. The weighted average number of units outstanding for purposes of calculating basic and diluted earnings per unit is outlined in the following table:

	As at December 31

(millions of units)	2007	2006	2005

Weighted average number of units outstanding, basic	147.9	147.0	147.0
Effect of dilutive securities, unit options	-	0.1	-

Weighted average number of units outstanding, diluted	147.9	147.1	147.0

12.	UNIT-BASED COMPENSATION

The Trust has four unit-based compensation arrangements, including an option plan, an employee unit purchase plan, a unit equivalent plan for Trustees and Directors, and a deferred unit equivalent incentive plan for certain employees. These plans resulted in compensation expense of $2.8 million in 2007 (2006 - expense recovery of $0.3 million; 2005 - expense of $2.4 million).

Option plan

Under the 2003 Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust. The Trust has not granted any options since the 2003 Arrangement.

		Weighted
		Average
		Exercise
	Number	Price

Options - December 31, 2005	92,358	$5.21
Exercised	50,130	6.34

Outstanding - December 31, 2006	42,228	3.87
Exercised	12,684	3.66
Expired	7,725	3.80

Outstanding - December 31, 2007	21,819	$4.01

At December 31, 2007, the details of options outstanding, all of which are exercisable, were as follows:

		Weighted
	Number	Average	Weighted
Range of	Outstanding	Remaining	Average
Exercise	and	Contractual	Exercise
Prices	Exercisable	Life	Price

$ 3-5	17,919	2.2	$3.19
5-10	3,900	4.0	7.79

$ 3-10	21,819	2.5	$4.01

72 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Employee unit purchase plan

An employee unit purchase plan is in place whereby units of the Trust are purchased on the open market for employees. The plan allows all employees to contribute up to 6% of their base earnings while the employer contributes $1 for every $3 contributed by the employee. The cost of the plan is included in earnings and is recognized over a one-year vesting period.

The total number of units purchased on behalf of employees under the employee unit purchase plan in 2007, including the employer’s contributions, was 91,396 units (2006 – 81,421 units; 2005 – 53,606 units) with the Trust’s share costing $0.5 million (2006 – $0.5 million; 2005 – $0.4 million).

Unit equivalent plan

Unit equivalents are issued to Directors and Trustees. There were 27,355 unit equivalents awarded during 2007 (2006 – 15,223 unit equivalents; 2005 – 11,625 unit equivalents). The total compensation expense for 2007 was $0.9 million (2006 – expense recovery of $0.8 million; 2005 – expense of $2.0 million) and included the cost of vested unit equivalents and any changes in the fair value of the vested units during the year.

Deferred unit equivalent incentive plan

Compensation expense related to the deferred unit equivalent incentive plan was $1.4 million in 2007.

13.	OTHER ITEMS, NET

	Years ended December 31

(millions of Canadian dollars)	2007	2006	2005

Interest and investment income	$6.0	$4.7	$2.0
Net foreign exchange gains (losses)	31.0	(5.6)	4.2
Realized gains on foreign exchange forward contracts	74.5	-	-
Unrealized gains on foreign exchange forward contracts	38.7	-	-
Non-controlling interest	(3.4)	(6.8)	(3.9)
Other	0.6	2.6	0.1
Change in accounting policy for in-process inventory	-	(31.7)	-
Gain on issuance of partnership interest (note 8)	-	-	27.2
Gain on corporate reorganization	-	-	5.4

	$147.4	$(36.8)	$35.0

Realized gains and losses on foreign exchange forward contracts were included in Revenues in 2005 and 2006 under previous accounting standards. Unrealized gains and losses on the contracts were not recorded in 2005 and 2006 because the contracts were designated as hedges under the previous accounting standards.

Effective January 1, 2006, the Trust adopted EIC-160, Stripping Costs Incurred in the Production Phase of a Mining Operation, which changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under EIC-160, this raw coal is not considered to be inventory until extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was eliminated, which resulted in a pre-tax charge to income of $31.7 million in the quarter ended March 31, 2006.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 73

14.	SUPPLEMENTAL INFORMATION

Changes in non-cash working capital

	Years ended December 31

(millions of Canadian dollars)	2007	2006	2005

Decrease (increase) in current assets:
Accounts receivable	$56.1	$16.9	$(66.6)
Inventory, net of change in accounting policy for in-process inventory	(8.6)	19.3	(72.3)
Prepaid expenses	-	(2.3)	(0.9)
Increase (decrease) in current liabilities:
Accounts payable, excluding capital accruals	(11.1)	9.1	(16.0)
Income taxes payable	(13.5)	(4.0)	25.5
Other	(5.0)	1.6	6.0

	$17.9	$40.6	$(124.3)

Financing activities related to distributions

	Years ended December 31

(millions of Canadian dollars)	2007	2006	2005

Distributions declared	$(358.8)	$(610.2)	$(700.6)
Increase (decrease) in distributions payable	(61.1)	(95.5)	171.6
Distribution reinvestment plan (note 11)	39.5	-	-

Distributions paid	$(380.4)	$(705.7)	$(529.0)

Interests in joint ventures

Substantially all of the activities of the Trust’s subsidiaries are conducted through interests in joint ventures and are accounted for on a proportionate consolidation basis. The consolidated financial statements include the proportionate share of joint venture activities as follows:

	Years ended December 31

(millions of Canadian dollars)	2007	2006	2005

Revenues	$1,427.3	$1,767.7	$1,797.1
Operating and other expenses	1,122.2	1,143.1	1,032.3

Net income	305.1	624.6	764.8

Current assets	218.9	270.9	325.9
Long-term assets	655.3	607.1	628.4
Current liabilities	106.6	113.3	107.9
Long-term obligations	168.0	136.9	126.6
Cash from operating activities	399.7	746.8	628.9
Cash from financing activities	15.2	0.6	16.4
Cash used in investing activities	(48.0)	(23.3)	(82.9)

74 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Cash transactions

The following amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the consolidated financial statements due to changes in accruals.

	Years ended December 31

(millions of Canadian dollars)	2007	2006	2005

Income taxes paid	$55.0	$81.7	$39.9
Interest paid	$21.3	$18.0	$9.9

Geographic information

The number of customers who account for greater than 10% of revenues for Elk Valley Coal are as follows:

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Number of customers contributing greater than 10% of revenues	3	1	1

% of revenue from these customers	35.0%	10.7%	10.2%

Revenues generated from customers located in Japan represented 33% of total revenues in 2007 (2006 - 28%; 2005 - 27%). Revenues generated from customers located in South Korea represented 14% of total revenues in 2007 (2006 - 10%; 2005 - 11%).

Economic dependence

Substantially all of Elk Valley Coal’s export coal is transported to customers and port facilities by one railway company for which there is currently no cost effective alternative. Most of Elk Valley Coal’s export sales are loaded through two port facilities for which there are generally no cost-effective alternatives. The lack of alternative service providers impacts the negotiated service rates. In addition, interruption of rail or port services could have a significant adverse impact on Elk Valley Coal.

15.	RELATED PARTY TRANSACTIONS

Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for 2007 were $4.2 million (2006 - $4.9 million; 2005 - $3.1 million). Expenses paid to Teck Cominco were recorded at the exchange amounts, the Trust’s share of which were $0.5 million in 2007 (2006 - $0.5 million; 2005 - $1.0 million). These related party expenses include cost of sales of $0.2 million (2006 - $0.2 million; 2005 - $0.7 million) and selling, general and administration expense of $0.3 million (2006 – $0.3 million; 2005 - $0.3 million). Related party accounts receivable with Teck Cominco were $0.4 million at December 31, 2007 (2006 - $0.4 million), and related party accounts payable were $0.1 million (2006 - nil).

In the normal course of operations Elk Valley Coal makes shipments of coal on a cost of service basis through Neptune Terminals, a co-operative entity in which Elk Valley Coal holds a 46% equity interest. The Trust’s share of these costs are included in transportation costs and totalled $13.5 million during 2007 (2006 - $13.1 million; 2005 - $9.4 million). The Trust’s share of related party accounts receivable

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 75

with this entity were $0.9 million at December 31, 2007 (2006 - $0.6 million), and related party accounts payable were $0.4 million (2006 - $0.5 million).

16.	DISCONTINUED OPERATION - NYCO

The sale of NYCO was completed in June 2007 and the Trust received cash proceeds of $36.5 million, net of withholding taxes. The proceeds on the sale are reflected in the 2007 consolidated statement of cash flows net of the $2.2 million NYCO cash balance that was sold.

The estimated income taxes payable on the net proceeds from the sale of NYCO are $6.0 million. The proceeds received, net of income taxes paid and payable, exceeded the net carrying value of NYCO, which resulted in a gain of $4.0 million being recorded upon closing of the sale. In addition, the foreign currency translation account balance related to the translation of NYCO’s U.S. dollar financial statements into Canadian dollars of $6.8 million was released to income as a result of the sale.

For accounting purposes, NYCO has been disclosed as a discontinued operation and its financial results are presented as a separate item in the consolidated statements of income and comprehensive income, and cash flows. The NYCO assets and liabilities consolidated by the Trust in 2006 have been segregated in the consolidated balance sheets as assets and liabilities held for sale.

Prior to 2007, the Trust reported segment information for its two reportable operating segments – Elk Valley Coal and NYCO. With the sale of NYCO and the classification of NYCO as a discontinued operation, the Trust now has only one reportable operating segment – Elk Valley Coal.

A $52.5 million pre-tax write-down of NYCO’s capital assets was recorded in 2006 based on the difference between the net book value of NYCO as of December 31, 2006 and the estimated proceeds from the sale of the business.

Income (loss) from discontinued operation:

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Revenues	$19.4	$47.1	$44.9
Cost of product sold	(13.6)	(29.1)	(28.2)
Transportation	(3.7)	(8.7)	(7.3)
Selling, general and administration	(0.7)	(4.1)	(4.3)
Depreciation and depletion	(1.5)	(3.7)	(4.4)

Income (loss) from operations	(0.1)	1.5	0.7
Write-down of NYCO	-	(52.5)	-
Gain on sale of NYCO	4.0	-	-
Release of foreign currency translation account on sale of NYCO	6.8	-	-
Interest expense	-	0.1	-
Other expenses	-	(0.1)	(0.3)
Income tax reversal (expense)	0.1	6.0	(0.5)

Income (loss) from discontinued operation	$10.8	$(45.0)	$(0.1)

76 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

17.	UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Trust’s consolidated statements of income and balance sheets. There are no material differences on the consolidated statements of cash flows. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the rules of the Securities and Exchange Commission (SEC).

Joint ventures

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under current Canadian GAAP the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings if the joint venture is jointly controlled by all of its owners. The Trust has elected to avail itself of this accommodation and, therefore, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust’s interests in joint ventures is presented in note 14. There are no material differences between the information in note 14 prepared under Canadian GAAP and U.S. GAAP.

Consolidated statements of cash flows

Under U.S. GAAP, the separate subtotal within operating activities would not be presented.

A) Derivative instruments and hedging

FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133) requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair values of derivatives are recognized in current period net income unless hedge accounting is elected and specific hedge accounting criteria are met.

Through December 31, 2006, the Trust had designated all foreign exchange forward contracts entered into after January 1, 2002 as hedges under FAS 133 and utilized hedge accounting for those contracts. Outstanding foreign exchange forward contracts designated as hedges did not impact current period net income under either U.S. or Canadian GAAP. On January 1, 2007, the Trust adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges, which brought Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis. Also, effective January 1, 2007, the Trust no longer designates the foreign exchange forward contracts as hedges under FAS 133 or under Canadian GAAP.

The foreign exchange forward contracts that were outstanding on December 31, 2006 matured during 2007. The fair value of these contracts was a liability of $4.5 million as at December 31, 2006, which was credited to other comprehensive income for U.S. GAAP purposes in 2007 upon realization of the contracts. In addition, future income taxes of $29.2 million were credited to other comprehensive income and charged to income tax expense for U.S. GAAP purposes upon final realization in 2007 of the contracts that were outstanding at the time of the 2005 Arrangement.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 77

B) Employee future benefits

For 2005, in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions, (FAS 87) an additional pension liability was recorded for underfunded pension plans representing the excess of unfunded accumulated benefit obligations over the pension assets. The increase in liabilities required for U.S. GAAP purposes was charged to other comprehensive income.

Effective December 31, 2006 the Trust adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), which requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Under FAS 158, the funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the obligation is the projected benefit obligation. For any other post retirement benefit plan, such as a retiree health care plan, the obligation is the accumulated post retirement benefit obligation. The adoption of FAS 158 did not change the calculation of periodic pension expense under U.S. GAAP. The $1.7 million decrease in the minimum pension liability calculated under FAS 87 for 2006 was credited to other comprehensive income. In accordance with the transition provisions of FAS 158, the $38.6 million increase in liabilities required under U.S. GAAP for 2006 was charged directly to the ending balance of accumulated other comprehensive income as at December 31, 2006.

At December 31, 2007, the underfunded amount of the defined benefit and other post-retirement benefit plans was $48.0 million (2006 – $63.6 million, including $3.1 million related to NYCO). The decrease in the underfunded amount of $15.6 million in 2007 was credited to other comprehensive income.

C) Comprehensive income

On January 1, 2007, the Trust adopted CICA Handbook Section 1530, Comprehensive Income, which brought Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis. Canadian GAAP previously did not require similar disclosure of comprehensive income. Other comprehensive income items in 2005 and 2006 for U.S. GAAP purposes included foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains or losses on derivative financial instruments designated in a cash flow hedging relationship.

D) Production-phase deferred stripping costs

FASB EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, addresses the issue of accounting for the cost of stripping activities during the production phase of a mine. All production-phase stripping costs should be included in the costs of inventory produced and extracted from the mine. The EITF was adopted on a retroactive basis by the Trust for U.S. GAAP reporting purposes in the year ended December 31, 2006. The Trust did not defer any stripping costs in 2005, 2006 or 2007.

With respect to production-phase stripping costs deferred in prior years, the EITF provided the option of either restating prior periods or recording the write-off of the deferred stripping costs as a cumulative effect charge to opening accumulated earnings. The Trust elected to record a cumulative effect charge to the January 1, 2006 opening balance of accumulated earnings for U.S. GAAP purposes of $34.0 million, which was net of future mineral taxes of $5.1 million, to reflect the new accounting standards. For Canadian GAAP purposes, the balance of these deferred stripping costs from prior years will remain on the consolidated balance sheet and will continue to be depleted using a unit-of-production method based upon proven and probable mineral reserves.

78 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

E) Write-down of NYCO

The $52.5 million pre-tax write-down of NYCO’s capital assets in 2006, described in note 16, was calculated based on the net book value of NYCO as of December 31, 2006. The net book value of NYCO for U.S. GAAP reporting purposes was $3.1 million lower than the net book value under Canadian GAAP due to NYCO pension liabilities that were recorded for U.S. GAAP reporting purposes under FAS 158. Accordingly, the write-down of NYCO’s capital assets in 2006 would be $3.1 million lower under U.S. GAAP than it was under Canadian GAAP.

F) Income taxes

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48) became effective for the Trust on January 1, 2007. FIN 48 clarified the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes that an entity should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Under Canadian GAAP, there is currently no accounting standard specifically on this matter. The adoption of FIN 48 in 2007 resulted in a cumulative adjustment to accumulated earnings for U.S. GAAP purposes of $5.8 million, an increase in income tax expense for U.S. GAAP purposes of $3.6 million, and a reduction in income taxes payable for U.S. GAAP purposes of $2.2 million.

During 2007, Canadian income tax legislation was changed and the Trust will become subject to Canadian corporate income taxes beginning in 2011. The net future income tax liability and the charge to income tax expense associated with this change in tax rates applicable to the Trust beginning in 2011 is $21.0 million lower for U.S. GAAP purposes than for Canadian GAAP purposes due to differences in the carrying amounts of assets and liabilities related to employee future benefits and production-phase deferred stripping costs.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 79

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

	Years ended December 31
(millions of Canadian dollars)	REF	2007	2006	2005

Net income - Canadian GAAP		$333.3	$497.9	$834.2
Increased (decreased) by:			-
Derivative instruments - foreign exchange forward contracts	A	-	(11.8)	(23.2)
Production-phase deferred stripping costs	D	1.3	1.3	-
Write-down of NYCO	E	(3.1)	3.1	-
Income tax (expense) recovery	A,F	(12.0)	(0.2)	40.1

Net income - U.S. GAAP		$319.5	$490.3	$851.1

Other comprehensive income
Employee future benefits (net of tax of nil in 2007, 2006 and 2005)	B	$15.6	$1.7	$(13.4)
Realization of foreign exchange forward contracts outstanding on December 31, 2006	A	33.7	-	-
Unrealized losses on derivative instruments - foreign exchange forward contracts (net of tax of nil for 2006 and 2005)	A	-	(51.5)	(34.2)
Foreign currency translation adjustments related to NYCO	C	(9.0)	4.1	(2.6)

Comprehensive income		$359.8	$444.6	$800.9

Basic and diluted earnings per unit
Net income - U.S. GAAP		$2.16	$3.34	$5.79

80 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

Had the consolidated balance sheets been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

	As at December 31
(millions of Canadian dollars)	REF	2007	2006

Assets
Non-current assets
Capital assets
Production-phase deferred stripping costs	D	$(36.5)	$(37.8)
Accrued pension benefit	B	(11.2)	(11.9)

NYCO assets held for sale		-	0.7

Total assets		$(47.7)	$(49.0)

Liabilities and unitholders’ equity
Current liabilities
Derivative instruments - foreign exchange forward contracts	A	$-	$4.5
Income taxes payable	F	(2.2)	-
Non-current liabilities
Employee future benefits	B	36.8	48.6
Future taxes	D,F	(25.7)	(4.9)
NYCO liabilities held for sale		-	0.6

		8.9	48.8

Unitholders’ equity
Accumulated earnings	D	(13.8)	(5.8)
Accumulated other comprehensive income	B,C	(42.8)	(92.0)

		(56.6)	(97.8)

Total liabilities and unitholders’ equity		$(47.7)	$(49.0)

Recent and upcoming changes in U.S. accounting principles

Fair value measurements

In September 2006, the FASB issued FASB Statement 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements; however, for some entities, its application will change current practice. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Trust will adopt this standard in 2008 and is in the process of assessing the impact of adopting this standard on the consolidated balance sheets and statements of income.

Notes to Audited Consolidated Financial Statements	2007 Annual Review • 81

The fair value option for financial assets and financial liabilities

FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159), becomes effective for the Trust for the year beginning January 1, 2008. FAS 159 permits entities to choose to measure certain financial instruments at fair value. The Trust has determined that it will not elect fair value measurements for financial assets or liabilities that are included in the scope of FAS 159 and, therefore, the adoption of this statement is not expected to materially affect the Trust’s consolidated balance sheets and statements of income.

Non-controlling interest in consolidated financial statements

In December 2007 the FASB issued FASB Statement 160, Non-controlling Interest in Consolidated Financial Statements (FAS 160), which requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the balance sheet. FAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring that they be treated as equity transactions. FAS 160 will be effective for the Trust in 2009. The Trust is currently evaluating the impact of FAS 160 on the consolidated balance sheets.

82 • 2007 Annual Review	Notes to Audited Consolidated Financial Statements

SUPPLEMENTARY UNITHOLDER INFORMATION (unaudited)

This supplementary unitholder information is being provided for the convenience of our unitholders. It does not form part of the Trust’s audited financial statements and any financial information that is provided has not been audited.

UNITHOLDER INFORMATION – TSX & NYSE

Total units outstanding at December 31, 2007 – 148.3 billion
Market capitalization at December 31, 2007 – $5.7 billion

TSX Trading History ($, except unit volume)

2007	Q1	Q2	Q3	Q4
High	29.50	35.08	38.75	40.75
Low	22.85	25.12	28.82	29.49
Close	25.94	35.00	38.45	38.38
Volume (000s)	24,780	32,425	33,993	41,201

2006	Q1	Q2	Q3	Q4
High	49.93	45.09	35.88	29.65
Low	40.2	32.50	27.24	21.50
Close	44.25	35.25	29.56	24.05
Volume (000s)	26,534	19,865	16,190	35,506

NYSE Trading History ($, except unit volume)

2007	Q1	Q2	Q3	Q4
High	25.20	32.84	38.80	42.58
Low	19.42	21.72	27.39	30.03
Close	22.10	32.82	38.78	38.60
Volume (000s)	24,960	26,867	22,758	19,692

2006	Q1	Q2	Q3	Q4
High	43.17	39.63	31.90	26.52
Low	34.58	29.57	24.30	18.90
Close	37.99	31.70	26.53	20.75
Volume (000s)	67,577	60,552	57,205	101,338

Cash Distributions History (CDN$)

	Q1	Q2	Q3	Q4	Total
2007	0.65	0.65	0.60	0.53	2.43
2006	1.40	1.00	0.80	0.95	4.15
2005	0.43	0.93	1.80	1.60	4.76
2004	0.33	0.33	0.37	0.43	1.46
2003	0.33	0.50	0.33	0.33	1.49

Total since inception					14.29

Please contact Computershare Trust Company of Canada as listed on the inside back cover of this report for information about:

• Distribution cheques	• Transfer of units	• Electronic delivery of unitholder documents
• Trust unit certificates	• Duplicate mailings	• Change of address

Supplementary Unitholder Information	2007 Annual Review • 83

UNITHOLDER TAX INFORMATION

The following is a summary only and is qualified in its entirety by the description of the Canadian and United States federal income tax and foreign tax considerations contained on pages 68 through 76 of the Management Information Circular dated March 14, 2008. Unitholders should also consult their tax advisers for advice relevant to their particular circumstances.

Based on the current provisions of the Canadian Income Tax Act, the units are qualified investments for registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans (DPSPs) and registered education savings plans (RESPs).

Prior to the end of March of the year following the tax year, Computershare will prepare and provide all registered unitholders that received distributions during a calendar year a T3 - Statement of Investment Income for Canadian income tax purposes.

Canadian Unitholders

For unitholders resident in Canada, income regularly distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly.

Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the adjusted cost base of the units.

U.S. Unitholder Tax Information

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust, including any special distributions, will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles, reportable on a Form 1099. Providing that applicable holder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under U.S. federal income tax legislation.

Distributions by the Trust to U.S. unitholders are generally subject to Canadian withholding tax of 15%. U.S. unitholders are advised to seek advice from their tax advisor for the tax treatment of distributions.

Canadian Tax Information for Non-resident Unitholders

Distributions by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or convention. Unitholders who are not residents of Canada for income tax purposes are advised to seek advice from a tax advisor in their country of residence for the tax treatment of distributions.

84 • 2007 Annual Review	Supplementary Unitholder Information

GLOSSARY

BANK CUBIC METRE (BCM): A volumetric term commonly used in coal mining to define a cubic metre of rock or material in situ before it is drilled and blasted.

BROWNFIELD SITE: An existing mine with facilities in place for natural resource extraction.

CLEAN COAL: Coal that has been sized, washed and dried in preparation for shipment to customers. Washing coal removes impurities such as rock and ash.

COAL YEAR: The 12-month period typically from April 1 to March 31 that defines the term over which coal prices are typically contracted between steel mills and metallurgical coal producers.

COKE: De-volatilized coal, coke is a hard, dry carbon substance produced by heating coal to extremely high temperatures in a coke oven in the absence of oxygen.
Coke is used as a reductant in the blast furnace and in foundries in the manufacture of iron and steel.

COKING COAL: Coal from which coke is produced.

DEPOSIT: A natural occurrence or accumulation of mineral material.

FOB: Free on board stipulates that the seller is to deliver the goods on board the vessel free of cost to the buyer at the port named in the sales contract.

GREENFIELD SITE: Undeveloped land with economic mineral reserves suitable for the development of a mine.

HAUL DISTANCE: The one-way distance trucks travel to move overburden.

IN SITU: In the ground, undisturbed.

METALLURGICAL COAL: Various grades of coking coal and pulverized coal injection (PCI) coals that are injected into the blast furnace.

MINE PRODUCTIVITY: A measure of efficiency, stated in volume of rock and coal moved per eight-hour manshift.

OPEN-PIT: A mine or excavation open to the surface.

OVERBURDEN: The layers of soil and rock covering a mineral deposit.

PLANT PRODUCTIVITY: A measure of the overall efficiency of the entire minesite including mine, wash plant and other minesite services, stated as the amount of clean coal produced per eight-hour manshift.

RECLAMATION: The restoration of land and environmental values to a mining site after coal is extracted. The process commonly includes recontouring or reshaping land to its approximate original appearance, restoring topsoil and planting native grasses, trees and ground covers.

STRIP RATIO: Measured by BCM per tonne of clean coal produced, the strip ratio states the volume of rock that must be moved for each metric tonne of clean coal produced.

SURFACE MINING: Mining near or at the surface, usually where overburden can be economically removed.

UNIT TRAIN: A train of 110 to 125 rail cars in length. A typical unit train can carry more than 13,000 tonnes of coal.

YIELD: The percentage of clean coal that is produced from the raw coal processed at the wash plant.

Supplementary Unitholder Information	2007 Annual Review • 85

FORDING CANADIAN COAL TRUST FIVE YEAR SUMMARY (unaudited)1

	2007[2]	2006[2]	2005[2]	2004[3]	2003[3]

Elk Valley Coal Partnership (Trust’s Share)

Coal production (millions of tonnes)	13.5	13.1	15.4	15.2	14.4
Coal sales (millions of tonnes)	13.6	13.6	14.5	15.3	15.3
Average US$ coal price per tonne	$97.70	$113.10	$99.30	$52.20	$44.50
Average CDN$ coal price per tonne	$104.90	$132.50	$126.40	$73.10	$64.60

Revenues	$1,427.3	$1,798.2	$1,829.9	$1,118.1	$995.6
Cost of product sold	(562.0)	(532.3)	(469.2)	(428.2)	(422.0)
Transportation	(478.0)	(500.3)	(510.2)	(442.2)	(378.4)
Selling, general and administrative	(20.0)	(23.4)	(17.2)	(20.3)	(14.9)
Depreciation and depletion	(49.8)	(49.2)	(47.5)	(53.0)	(53.0)
Income from operations	$317.5	$693.0	$785.8	$174.4	$127.3

Fording Canadian Coal Trust

Income from operations	$308.2	$682.9	$776.2	$164.4	$119.3
Net income from continuing operations	322.5	542.9	834.3	146.4	161.1
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	356.8	583.8	704.7	143.5	90.3

Capital expenditures	49.0	29.2	118.8	71.6	18.5

Basic and diluted earnings per unit:
Net income from continuing operations	2.18	3.69	5.68	1.01	1.13
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	2.41	3.97	4.79	0.99	0.64

Cash available for distribution generated in the year	348.9	617.8	721.6	182.2	118.9
Distributions declared	358.8	610.2	700.6	213.5	210.3

Working capital	191.5	126.9	55.5	58.2	116.3
Total assets	1,086.8	1,073.8	1,182.6	968.2	999.4

Long-term debt	280.9	312.5	215.2	205.2	306.9
Unitholders’ equity	311.8	306.7	414.7	282.0	250.9

[1]	Amounts shown are in millions of Canadian dollars, except volume and per unit amounts. All amounts are unaudited.
[2]	For a complete description of the non-GAAP measures included in the table above and the factors affecting the comparability of the financial results for 2005, 2006 and 2007, please see the 2007 Management’s Discussion and Analysis and Consolidated Financial Statements of Fording Canadian Coal Trust that accompany this supplementary information.
[3]	For a complete description of the non-GAAP measures included in the table above and the factors affecting the comparability of the financial results for 2003 and 2004, please see the 2004 Management’s Discussion and Analysis and Consolidated Financial Statements of Fording Canadian Coal Trust, which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.fording.ca. The financial information for Fording Canadian Coal Trust for 2003 and 2004 has been restated to reflect NYCO as a discontinued operation.

86 • 2007 Annual Review	Supplementary Unitholder Information

TRUST INFORMATION

Trustees of Fording Canadian Coal Trust
Mr. M.A. Grandin
Chairman, Fording Canadian Coal Trust

Mr. R.T. Mahler3,4

Mr. M.S. Parrett1,3

Mr. D.A. Pether1,2

Mr. P. Valentine, F.C.A.1,2

Mr. W.S.R. Seyffert, Q.C.

Mr. J.B. Zaozirny, Q.C.2

Directors of Fording (GP) ULC
Mr. M.A. Grandin
Chairman

Mrs. D.L. Farrell4,5

Mr. D.R. Lindsay

Mr. R.T. Mahler3,4

Dr. T.J. O’Neil4,5

Mr. M.S. Parrett1,3

Mr. L.I. Prillaman3,5

Mr. D.A. Thompson

1	Member of Trust Audit Committee

2	Member of Trust Governance Committee

3	Member of Fording (GP) ULC Audit Committee

4	Member of Fording (GP) ULC Governance Committee

5	Member of Fording (GP) ULC Environmental, Health and Safety Committee

Auditors
PricewaterhouseCoopers LLP
Calgary, Alberta, Canada

2008 Annual and Special Meeting
Wednesday, April 30, 2008
11:00 a.m. MST
The Fairmont Palliser Hotel, Alberta Room
133 – 9th Avenue SE
Calgary, Alberta, Canada

Officers of Fording Canadian Coal Trust and Fording (GP) ULC
Mr. M.A. Grandin
CEO

Mr. B. Payne
President

Mr. R.J. Brown
Vice President and Chief Financial Officer

Mr. J.F. Jones
Vice President, Human Resources and Legal Affairs

Mr. M.D. Gow
Vice President, Finance

Mr. P.C. Clements
Controller

Registrar and Transfer Agent
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada
M5J 2Y1
Phone: 1-800-340-4905
Email: service@computershare.com

Stock Exchange Listings
Toronto (TSX): FDG.UN
New York (NYSE): FDG

Head Office
Fording Place
1000, 205 – 9th Avenue SE
Calgary, Alberta, Canada
T2G 0R3
Telephone: (403) 264-1063
Facsimile: (403) 264-7339
Website: www.fording.ca

Analyst, Investor and Media Inquiries
Investor Relations
Phone: (403) 264-1063
Fax: (403) 264-7339
Email: investors@fording.ca

Supplementary Unitholder Information	2007 Annual Review • 87

15

Fording

CANADIAN COAL TRUST

Suite 1000, 205 Ninth Avenue SE
Calgary, Alberta, Canada
T2G 0R3

T: (403) 264.1063
F: (403) 264.7339
E: investors@fording.ca

www.fording.ca
www.elkvalleycoal.ca

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